SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                 WILLIAM GREENBERG, JR. DESSERTS AND CAFES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   393631-10-6
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                                 (CUSIP Number)

                                 Alan Wovsaniker
                           Lowenstein, Sandler, Kohl,
                              Fisher & Boylan, P.A.
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                January 23, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                              CUSIP NO. 393631-10-6
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1)   Names  of  Reporting  Persons (S.S. or I.R.S. Identification Nos. of Above
     Persons):

                                  Philip Grabow

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)     Not Applicable
       (b)     Not Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):OO (See Item 3)

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                                  Not Applicable

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6)   Citizenship or Place of Organization:

                United States

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       Number of           7)    Sole Voting Power:                     850,000*
       Shares Beneficially       -----------------------------------------------
       Owned by            8)    Shared Voting Power:                        0
       Each Reporting            -----------------------------------------------
       Person   With:      9)    Sole Dispositive Power:                850,000*
                                 -----------------------------------------------
                          10)    Shared Dispositive Power:                   0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                850,000*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                  Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                24.5%

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14)  Type of Reporting Person (See Instructions):           IN

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*       Includes 500,000 shares of common stock of the Company owned directly by
        Mr. Grabow and warrants exercisable by Mr. Grabow to purchase an additional 350,000 shares of the common stock of the Company.

Item 1: Security and Issuer:

This statement relates to both the common stock of William Greenberg, Jr. Desserts and Cafes, Inc. (the "Company") and warrants to purchase shares of the common stock of the Company. The issuer has principal executive offices located at 535 West 47th Street, New York, New York 10036.

Item 2: Identity and Background

         a)    Name: Philip Grabow

         b)    Residence or Business Address:
                            c/o J.M. Specialties, Inc.
                            222 New Road
                            Parsippany, NJ 07054

         c)    Occupation:  Chief Executive Officer and President
                            William Greenberg, Jr. Desserts and Cafes, Inc. 533 West 47th Street
                            New York, New York  10036

         d)    Convictions: None

         e)    Civil Proceedings:  None

         f)    Citizenship:  United States

Item 3:  Source and Amount of Funds or Other Consideration

     On January 17, 1997, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with Mr. Grabow, pursuant to which, on January 23, 1997, the Company consummated the purchase from Mr. Grabow of all of the outstanding shares of J.M. Specialties, Inc., a New Jersey corporation ("JMS"), in exchange for (i) $900,000 in cash, (ii) 500,000 shares (the "Shares") of the common stock of the Company and (iii) 350,000 warrants (the "Warrants") exercisable for shares of common stock of the Company (the "Transaction").

Item 4:  Purpose of Transaction

     The purpose of the Transaction was for the Company to acquire Mr. Grabow's business and provide Mr. Grabow an opportunity to participate in the management of the Company. In connection therewith, effective January 23, 1997, Mr. Grabow was elected to serve as a director of the Company and as its President and Chief Executive Officer. Also in connection with the Stock Purchase Agreement, the Company transferred all of the business and assets owned by the Company prior to the Transaction to a wholly-owned subsidiary in exchange for all of the issued and outstanding shares of common stock of such entity (the "Subsidiary"). As a result, the Company currently acts as holding company with two wholly-owned subsidiaries, JMS and the Subsidiary. Other than as set forth in the preceding sentences, Mr. Grabow does not have any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

     As of January 28, 1997, there were 3,121,050 shares of common stock of the Company issued and outstanding. Mr. Grabow beneficially owns 850,000 shares of the common stock of the Company, or 24.5% of the issued and outstanding shares of the common stock of the Company.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4 for information regarding the Stock Purchase Agreement pursuant to which Mr. Grabow received the Shares and the Warrants.

     In connection with the Stock Purchase Agreement, Mr. Grabow and the Company entered into (i) a warrant agreement, dated as of January 23, 1997, regarding without limitation the exercise, transferability and redemption of the Warrants and (ii) a registration rights agreement, dated as of January 23, 1997, regarding the terms of the registration of the Warrants.

Item 7:  Material to be filed as exhibits.

         (A) Stock Purchase Agreement, dated as of January 17, 1997, by and between the Company and Philip Grabow, without exhibits.

         (B) Warrant Agreement, dated as of January 23, 1997, by and between the Company and Philip Grabow, without exhibits.

         (C) Registration Rights Agreement, dated as of January 23, 1997, by and between the Company and Philip Grabow.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          January 29, 1997



                                          /s/ Philip Grabow
                                          _____________________________
                                          Philip Grabow




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




                                    EXHIBIT A

                            STOCK PURCHASE AGREEMENT


         STOCK PURCHASE AGREEMENT dated as of January 17, 1997 between William Greenberg Jr. Desserts and Cafes, Inc., a New York corporation with offices at 533 West 47th Street, New York, New York 10036 (the "Buyer"), and Philip Grabow (the "Seller"):


                              W I T N E S S E T H:


         WHEREAS, J.M. Specialties, Inc., a New Jersey corporation (the "Company"), is engaged in the business of producing a line of dessert batter and frozen-finished dessert products (the "Business" or "Business of the Company") and the Buyer is engaged in the business of producing a broad line of premium quality pastries, cakes, pies, cookies and other assorted desserts which are produced by hand at its bakery, and marketed through its three retail stores in New York City, its institutional/wholesale division, and its mail order division (the "Business of the Buyer");

         WHEREAS, the Seller desires to sell and the Buyer desires to purchase from Seller, all of the issued and outstanding capital stock of the Company (the "JMS Shares") on the terms and subject to the conditions set forth herein;

         WHEREAS, certain terms used herein are defined in Article IX hereof,


         NOW, THEREFORE, in consideration of the mutual promises, covenants and other agreements contained herein, the parties hereby agree as follows:


                                    ARTICLE I

                           PURCHASE AND SALE; CLOSING

         SECTION 1.1 Purchase and Sale of JMS Shares. Subject to the terms and conditions set forth herein, Seller agrees to sell, transfer and deliver to the Buyer, and the Buyer agree to purchase, acquire and accept from Seller, the JMS Shares.

         SECTION 1.2 Purchase Price. The purchase price (the "Purchase Price") payable by the Buyer to the Seller for the JMS Shares shall consist of the following:

                  (a) Buyer shall pay to Seller the sum of $900,000 in cash, payable at the Closing. Buyer shall deliver said sum by cashier's or certified check made payable to the order of Seller or by wire transfer to Seller.

                  (b) Buyer shall issue unregistered shares of its common stock, par value $.001 per share (the "Buyer Common Stock") to Seller in an amount equal to 500,000 shares of Buyer Common Stock.

                  (c) Buyer shall issue 350,000 common stock purchase warrants (the "Warrants") to Seller. The Warrants, which will be substantially in the form of Exhibit A hereto, will entitle the holders thereof to purchase one share of Buyer Common Stock at the exercise price of $2.50 per share until December 31, 2000.


     SECTION 1.3 Closing. The closing (the "Closing") of the transactions contemplated hereby shall take place at the offices of Baer Marks & Upham LLP, 805 Third Avenue, New York, New York at 10 a.m. local time, on January 23, 1997 (the "Closing Date"). All transactions occurring on the Closing Date shall be deemed to have taken place concurrently.


                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Buyer that:

     SECTION 2.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of New Jersey, and has full power and authority (corporate or otherwise) to own its assets and to carry on the Business of the Company as presently conducted.

     SECTION 2.2 Authority Relative to this Agreement. Seller has full power, capacity and authority to execute and deliver this Agreement and each other document contemplated hereby and to which it is a party (the "Transaction Documents") and to consummate the transactions contemplated hereby and thereby (the "Contemplated Transactions"). The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by Seller and no other proceeding on the part of Seller (or any other Person) is necessary to authorize the execution and delivery by Seller of this Agreement or the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Seller, and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of Seller enforceable against Seller in accordance with its terms except as such obligations and their enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).

     SECTION 2.3 Capitalization. The authorized capital stock of the Company consists of 2,000 shares of Common Stock, no par value (the "Company Common Stock"), of which 200 shares are issued and outstanding and are owned by Seller. The JMS Shares constitute 100% of the issued and outstanding capital stock of the Company. There are no voting trusts or other agreements or understandings with respect to the voting of the capital stock of the Company. There are no outstanding (i) securities of the Company convertible into or exchangeable for capital stock or voting securities of the Company, or (ii) options, warrants or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock or securities convertible into or exchangeable for capital stock or other voting securities of the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company. The Company does not have any equity interest in any other Person.

     SECTION 2.4 Title to and Validity of the JMS Shares. The JMS Shares have been duly authorized, validly issued, fully paid and are nonassessable and were not issued in violation of any preemptive or similar rights. Seller owns and holds title to such JMS Shares free and clear of any Lien of any kind and, at the Closing against payment for same, Buyer will acquire title to the JMS Shares, free and clear of any Lien of any kind. The JMS Shares are not subject to any restrictions on transferability other than restrictions imposed by (a) the Securities Act of 1933, as amended (the "1933 Act") and (b) applicable state securities laws.

     SECTION 2.5 No Conflicts; Consents. The execution and delivery by Seller of this Agreement and the performance of Seller's obligations hereunder will not
(i) if the consents set forth on Schedule 2.5 hereto (the "Seller Required Consents") are obtained, require Seller to obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other Person; (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (with notice or lapse of time or both) a default under, any material Contract to which either Seller or the Company is a party or by or to which any of them may be bound or subject, or result in the creation of any Lien upon the JMS Shares or upon any property of the Company, except for any of the foregoing which, individually or in the aggregate, do not and would not have a material adverse effect on the Condition of the Company; (iii) violate any Order of any Governmental Body against, or binding upon, Seller or the Company, or their respective properties or business; or (iv) violate any Law of any Governmental Body applicable to Seller or the Company.

     SECTION 2.6 Charter Documents and Corporate Records. (a) Seller has heretofore (i) delivered to Buyer true and complete copies of the Certificate of Incorporation and By-laws, or comparable instruments, of the Company as in effect on the date hereof together with all amendments thereto, and (ii) have made available to Buyer for inspection the true and complete minute books and stock ledger of the Company.

     (b) Since January 1, 1995 all financial, business and accounting books and records relating to the Company of whatever kind have been accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

     SECTION 2.7 Litigation. There is no litigation, proceeding, judgment, order or decree pending or, to the knowledge of Seller, threatened against the Seller or Company or to which Seller or the Company is a party, with respect to the Contemplated Transactions or which, individually or in the aggregate, has or may have a material adverse effect on the Condition of the Company. Except as set forth on Schedule 2.7, there are no judgements of record against the Company (or, insofar as it relates to the Business of the Company, the Seller), nor has any petition in bankruptcy or an insolvency proceeding been filed by or against it, nor has it made any general assignment for the benefit of creditors.

     SECTION 2.8 Financial Condition. (a) Seller has delivered to Buyer (i) the audited balance sheet of the Company as of December 31, 1995 and 1994, and the related statements of income and retained earnings, and cash flows for the years then ended and (ii) the unaudited balance sheet of the Company as at September 30, 1996 and 1995 and the related statements of income and retained earnings and cash flows for the periods then ended, (collectively, the "Company Financial Statements"), a copy of which is annexed hereto as Schedule 2.8A hereto. The Company Financial Statements are true, complete and correct in all material respects and fairly present the financial condition of the Company as of such date and its results of operations for the periods then ended. Except as specifically set forth in the Company Financial Statements or in Schedule 2.8B, the Company Financial Statements have been prepared in accordance with GAAP applied consistently throughout the relevant periods.

     (b) Except as set forth in Schedule 2.8C, as of the date of the Company Balance Sheet, the Company did not have any Liabilities that were not fully and adequately reflected or reserved against on the Company Balance Sheet, and the Company has not, except in the ordinary course of business consistent with past practice, incurred any Liabilities since such date.

     (c) There is set forth on Schedule 2.8D: (i) a brief description of each Liability in the amount of $50,000 or more outstanding on the date hereof; (ii) the name and address of the creditor, if any; and (iii) the amount thereof.

     SECTION 2.9 Taxes. Except as set forth on Schedule 2.9: (a) The Company has filed, or will file, all Returns required to be filed by the Company on or before the Closing Date with respect to Taxes. All Tax Returns of the Company filed or to be filed by the Company prior to the Closing Date were, and will be, true and correct in all material respects as of the date on which they were, or are, filed.

     (b) The Company and the Seller have paid, or will pay on or before the Closing Date, all Taxes shown to be due on all Returns described in Section 2.9(a) above, which are filed on or before the Closing Date.

     (c) All Tax deficiencies asserted or assessed against the Company have been paid or finally settled.

     (d) All of the Company's Returns have been audited by the IRS or the relevant state and local Tax Authorities or, except for the Company's Returns filed in connection with fiscal years ending in 1993, 1994 and 1995, closed by applicable statutes of limitation, and all Liabilities for Taxes asserted by the IRS (or the relevant Tax Authority) have been satisfied.

     (e) There is no outstanding request for any extension of time within which to pay Taxes of the Company not yet paid.

     (f) There has been no waiver or extension of any applicable statute of limitations for the assessments or collection of any Company's Taxes.

     (g) There is no pending or, to the best of Seller's knowledge, threatened action, audit, proceeding or investigation for the assessment or collection of Taxes of the Company.

     (h) The Company has not taken, and will not take, any action not in accordance with past practice nor engaged in any activity outside the ordinary course of business that would have the effect of (i) deferring any Tax Liability for the Company from any taxable period of the Company ending on or before the Closing Date to any taxable period ending after the Closing Date; (ii) deferring the recognition of any item of income from any Taxable period of the Company ending on or before the Closing Date to any Taxable period ending after the Closing Date; or (iii) accelerating the recognition of any item of loss, deduction or credit from any Taxable period of the Company ending after the Closing Date to any Taxable period ending on or before the Closing Date.

     (i) No consent has been filed under Section 341(f) of the Code with respect to the Company.

     (j) The Company is not and never has been a member or included in any consolidated combined or unitary group for purposes of filing Tax Returns or paying Taxes at anytime. The Company has no liability for Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provisions of state or foreign laws), or as a transferee of such person, or under any other provisions of laws or tax sharing, indemnity or similar Contracts.

     (k) The Company is not required to include in income any adjustment pursuant to Sections 481(a) of the Code by reason of a change in accounting method nor does the Seller or the Company have any knowledge that the IRS (or the relevant Tax Authority) has proposed, or is considering, any such change in accounting method.

         SECTION 2.10 Permits. Schedule 2.10 sets forth each material permit, license, consent, approval, or order of or from or registration with, any Governmental Body, that is required or necessary for or to the conduct of the Business of the Company or ownership or use of any of the Company's properties or assets (collectively, "Permits"). Each Permit listed on Schedule 2.10 is in full force and effect until the expiration date set forth thereon. Except as is set forth on Schedule 2.10, no violations are or have been recorded in respect of any Permit, and no proceeding, investigation, or request for information which may lead to a proceeding is pending or, to the knowledge of Seller, threatened, to revoke or limit any Permit.

         SECTION 2.11 Absence of Certain Changes. Since the Company Balance Sheet date, except as contemplated by this Agreement or as disclosed in Schedule 2.11, the Company has conducted its business in the ordinary course consistent with past practices and there has not been:

          (a) Any event (other than those events affecting the dessert industry generally) that has had a material adverse effect on the operations of the Company, individually or in the aggregate;

          (b) Any amendment to the Certificate of Incorporation or By-laws of the Company or any amendment to any term of any outstanding security of the Company;

          (c) Any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company which, individually or in the aggregate has had or will reasonably be expected to have a material adverse effect on its operations;

          (d) Any (i) incurrence, assumption or guarantee by the Company of any debt other than in the ordinary course of business in amounts and on terms consistent with past practices, (ii) issuance or sale of any securities convertible into or exchangeable for debt securities of the Company, or (iii) issuance or sale of options or other rights to acquire from the Company, directly or indirectly, debt securities of the Company or any securities convertible or exchangeable for any such debt securities.

          (e) Any creation, incurrence or assumption by the Company of any Lien and any asset other than (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate reserves have been established); (ii) Liens which do not materially detract from the value of such asset as now used, or materially interfere with any present or intended use of such asset; or (iii) warehousemen's, mechanics, carriers', landlords' repairmen's or other similar Liens arising in the ordinary course of business;

          (f)  Any  making  or  forgiving  of  any  loan,   advance  or  capital
contributions to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned subsidiaries made in the ordinary course of business consistent with past practices;

          (g) Except in the ordinary course of business, any transaction or commitment made, or any Contract entered into, by the Company relating to its assets or business (including the acquisition or disposition of any substantial assets) or any relinquishments by the Company or other party of any Contract or other right;

          (h) Any change in any method of accounting or accounting practice by the Company or its marketing practices;

          (i) Any assumption or guarantee of the obligations of any Person;

          (j) Any grant of any severance or termination pay to any employee of the Company, any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any employee of the Company or any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or any increase in compensation, bonus or other benefits payable to any employee of the Company, other than routine increases for employees in the ordinary course of business or disclosed to Buyer in writing prior to the date hereof or on any Schedule;

          (k) Any intentional waiver of any material right under any Contract of the type required to be set forth on any Schedule;

          (l) Except for any changes made in the ordinary course of business, any material change in any business policies of the Company, including pricing, purchasing, production, personnel, sales or product acquisition/return policies;

          (m) Except in the ordinary course of business, any payment, directly or indirectly, of any Liability before the same became due in accordance with its terms;

          (n) Any termination or failure to renew, or the receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract that is or was material to the operation; or

          (o) Any agreement or arrangement made by Seller to take any action which, if taken prior to the date hereof, would have made any representation or warranty in this Section untrue or incorrect in any material respect.

          SECTION 2.12 Properties. (a) The Company does not own any real property. Schedule 2.12A sets forth a complete list and brief description of all real property leased or operated by the Company (the "Company Leased Real Property"). With respect to the Company Leased Real Property, Schedule 2.12A also sets forth the date of each lease and any amendments thereto, the term thereof, including any renewal options, options to purchase, rights of first refusal, and the aggregate monthly rental payable thereunder.

          (b) With respect to the Company Leased Real Property and the Company's operations thereat, except as set forth in Schedule 2.12A:

          (i) To the knowledge of Seller, there are no violations of any Law (including but not limited to zoning and setback requirements) where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of the Company;

          (ii) To the knowledge of Seller, the Company has obtained and complied with all Permits and Orders, except where the failure to obtain such Permits and Orders or comply therewith, individually or in the aggregate, would not have a material adverse effect on the Condition of the Company;

          (iii) To the knowledge of Seller, all buildings, structures and other improvements located thereon that are leased are in working condition and repair, reasonable wear and tear excepted, except where such failure to be in working condition and repair, reasonable wear and tear excepted, would not have a material adverse effect on the Condition of the Company, and the Company has not done or performed, or caused to be done or performed, any work or required any services within the past year except for which payment in full has been made and lien waivers obtained;

          (iv) To the knowledge of Seller, there is no pending or threatened Claim (including third party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Company Leased Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of the Company;

          (v) The Company has a valid and existing leasehold interest in the Company Leased Real Property subject to no Liens except for Company Permitted Liens.

          (c) Seller has heretofore provided to Buyer a complete and correct list and description of all tangible property (the "Company Tangible Property") owned or used by the Company or to which the Company holds an option to acquire having a value individually of $10,000 or more or $25,000 or more in the aggregate in case of any group of similar items of Company Tangible Property, including, without limitation, all machinery, equipment, furniture, furnishings, leasehold improvements, fixtures and vehicles. All Company Tangible Property has been maintained in the ordinary course and is in working order, reasonable wear and tear excepted, except for a nonmaterial portion of such Company Tangible Property that may be undergoing repairs or maintenance in the ordinary course and except where such failure to maintain would not have a material adverse effect on the Condition of the Company.

          (d) Schedule 2.12B sets forth the date of each lease of Company Tangible Property and any amendments thereto, the term thereof including renewal options, options to purchase and the aggregate monthly rent payable thereunder.

          (e) Except as set out in Schedule 2.12C, the Company has good title to all Company Tangible Property reflected on the Company Balance Sheet or acquired after the Company Balance Sheet date except for Company Tangible Property sold or disposed of since the Company Balance Sheet date in the ordinary course of business consistent with past practice. The Company has good title to all raw materials, work in process or finished Company products located at the premises of any Contractor. Except as set forth on Schedule 2.12C, none of such Company Tangible Property is subject to any Liens, except for the following (collectively, "Company Permitted Liens"):

          (i) Liens disclosed on the Company Balance Sheet or the notes thereto;

          (ii) Liens for Taxes not yet due or payable or being contested in good faith (and for which adequate reserves have been established on the Company Balance Sheet);

          (iii) Liens, easements, zoning or other planning restrictions or limitations on use or other irregularities in title, none of which materially detracts from the value of such Assets as now used, or materially interferes with any present use of such Assets;

          (iv) Liens arising in the ordinary course of business which do not materially detract from the value of such Assets as now used or materially interfere with any present use of such Assets; and

          (v) Liens of carriers, warehousemen, mechanics, materialmen, vendors, lessors and landlords incurred in the ordinary course of business.

          SECTION 2.13 Intangible Property. The Company does not own or use any patents, trademarks, registered copyrights, service marks or trade names except as listed on Schedule 2.13.

          SECTION 2.14 Insurance Policies. Except as set forth on Schedule 2.14, there are no insurance policies in effect with respect to the Company or the Business of the Company. To the knowledge of Seller, all insurance policies in effect with respect to the Company or the Business of the Company are in full force and effect. Neither the Company nor Seller knows of any threatened termination of, or premium increase with respect to, any of such policies. True and complete copies of all of such policies have been made available to Buyer.

          SECTION 2.15 Contracts. (a) Except for (i) purchase orders with suppliers or sales orders from customers arising in the ordinary course of business and (ii) Contracts pursuant to the terms of which Company is to make or receive payments not in excess of $35,000 per annum, Schedule 2.15 sets forth as of the date hereof a complete and accurate list and description of all Contracts to which the Company is a party or by or to which it or its assets or properties are bound or subject, including, without limitation:

          (i)  Contracts  with  any  current  or  former  shareholder,  officer,
director,   employee,   independent  contractor,   consultant,  agent  or  other
representative or with any Affiliate of any of the foregoing;

          (ii) Contracts with any labor union or association representing any employee;

          (iii) Contracts for the purchase of materials, supplies, equipment, merchandise or services in excess of $35,000 for any one individual item;

          (iv) Other than in the ordinary course of business: (A) Contracts for the sale of any of its assets or properties or business or (B) Contracts for the grant to any Person of any preferential rights to purchase any of its assets or properties;

          (v) Partnership or joint venture Contracts;

          (vi) Contracts under which the Company agrees to indemnify any party;

          (vii) Contracts under which the Company agrees to share Tax liability of or with any party;

          (viii) Contracts that cannot be cancelled without liability, premium or penalty;

          (ix) Contracts that can be cancelled only on 60 days' or more notice;

          (x) Any special financial arrangements with the largest (in terms of sales volume) 25 customers, referral sources or third party payors of the Company that is outside of the Company's published policies including, but not limited to, any arrangements relating to chargebacks, allowances and payment terms;

          (xi) Contracts with any Person to advertise or market the Company's products or services other than in the ordinary course of business;

          (xii) Contracts containing covenants not to compete in any line of business or with any Person in any geographical area (or not to solicit or accept any business) or covenants of any other Person not to compete in any line of business or in any geographical area (or not to solicit or accept any business);

          (xiii) Contracts relating to the acquisition of any operating business or the capital shares of any other Person;

          (xiv) Options for the purchase or sale of any asset, tangible or intangible;

          (xv) Contracts requiring the payment to any Person of an override or similar commission or fee;

          (xvi) Contracts relating to all Liabilities;

          (xvii) Contracts with customers, referral sources, third party payors, independent suppliers, contractors and manufacturers other than in the ordinary course of business;

          (xviii) Sales agency, licensing, representative or distributorship Contracts;

          (xix) Contracts for the payment of fees or other consideration to any officer or director of Seller or to any other entity in which any of the foregoing has an interest;

          (xx) management Contracts and other similar agreements with any Person;

          (xxi) Any other Contracts not made in the ordinary course of business or pursuant to the terms of which there is either a current or future obligation or right of the Company to make payments or receive payments in excess (individually or, in the case of any group of similar items, in the aggregate) of $35,000 throughout the term thereof. Schedule 2.15 also lists and describes the status of all Contracts currently in negotiation or proposed by the Company as to which there exists a draft agreement, letter of intent or similar instrument and which is of a type which if entered into by the Company would be required to be listed on Schedule 2.15 or on any other Schedule (the "Proposed Contracts").

          (b) There are no Contracts, other than those set forth on Schedule 2.15, and on any other Schedule hereto, that are required to be disclosed hereunder. Except as set forth on Schedule 2.15, to the knowledge of Seller, all such Contracts and all Contracts reflected on any other Schedule hereto are valid, subsisting, in full force and effect and binding upon the Company, and, to the knowledge of Seller, on the other parties thereto in accordance with their terms, and the Company has paid in all respects or accrued all amounts due thereunder and has satisfied in all respects or provided for all of its liabilities and obligations thereunder to be satisfied or provided for through the date hereof, and is not in default under any of them in any material respect, nor, to the knowledge of the Seller, is any other party to any such Contract in default thereunder in any respect, nor, to the knowledge of the Seller, does any condition exist that with notice or lapse of time or both would constitute a default thereunder.

          (c) There have been  delivered to Buyer,  true and complete  copies of
(i) all of the Contracts required to be set forth on Schedule 2.15 or on any other Schedule and (ii) the most recent draft, letter of intent or term sheet of all of the Proposed Contracts required by the provisions of Section 2.15(a)(xxi) to be set forth on
Schedule 2.15.

          SECTION 2.16 Suppliers, Customers and Contractors. Schedule 2.16A lists, by dollar volume paid for the 12 months ended December 31, 1995, the 15 largest raw material suppliers and the 25 largest customers of the Company.
Schedule 2.16B lists the names and addresses of those Contractors retained by the Company involving payments, for the 12 months ended December 31, 1995, in excess of $50,000. Except as set forth on Schedule 2.16C: (i) no supplier or Contractor has refused to provide credit, or has suspended the provision of credit, to the Company or as a result of the failure or delay in payment of amounts due to such suppliers or Contractors; (ii) all amounts owing to such suppliers and Contractors, if not in dispute, have been paid in accordance with their respective terms; (iii) no Person within the last twelve months has threatened in writing to cancel, or otherwise terminate, the relationship of such Person with the Company, and (iv) no Person during the last twelve months has decreased materially or, to the knowledge of Seller, threatened in writing to decrease or limit materially, its relationship with the Company or, to the knowledge of Seller, intends to decrease or limit materially its services or supplies to the Company or its usage or purchase of the services or products of the Company.

          SECTION 2.17 Employee Benefits Plans. Except as set forth on Schedule 2.17, neither the Company nor any other company or entity which together with the Seller constitutes a member of the Company's "controlled group" (within the meaning of Sections 4001(a)(14) and/or (b) of ERISA, and/or Sections 414(b),
(c), (m) or (o) of the Code (hereinafter referred to collectively as the "Company Group")), has at any time adopted, maintained, or has any present or future obligation to contribute to or make payment under, any employee pension benefit, employee welfare benefit, pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, sabbatical leave, vacation, severance (including, without limitation, arrangements providing for benefits in the event of a change of ownership in whole or in part of the Company), disability, hospitalization, medical insurance, relocation, child care, educational assistance or other employee benefit plan as defined in
Section 3(3) of ERISA or any such employment benefit program or other fringe benefit, or any employment, consulting, or service contract of any kind whatsoever. No member of the Company Group is or has been within the last five years obligated to contribute to any employee pension benefit plan subject to Title IV of ERISA (other than a multiemployer plan). No member of the Company Group currently has or has had, within the immediately preceding six (6) years, any obligation to contribute to any multiemployer plan as defined in Section 4001(a)(3) of ERISA or any employee benefit plan subject to Sections 4063 or 4064 of ERISA. No member of the Company Group has completely or partially withdrawn from any multiemployer plan. The Company has no obligation to or on behalf of any retired or former employee with regard to any disability (long or short term), hospitalization, medical, dental or life insurance plans (whether insured or self-insured) or other employee welfare plan as defined in Section 3(1) of ERISA maintained by the Seller, other than as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

          SECTION 2.18 Company Receivables. All the accounts receivable of the Company (the "Company Receivables") reflected in the Company Balance Sheet and all Company Receivables that have arisen since the Company Balance Sheet date (except such Company Receivables as have been collected since such date) are valid and enforceable claims, and constitute bona fide Company Receivables resulting from the sale of goods and services in the ordinary course of business in conformity with applicable purchase orders, agreements and specifications. To the knowledge of Seller, except as set forth in Schedule 2.18, the Company Receivables are subject to no valid defense, offsets, returns, allowances or credits of any kind other than in the ordinary course of business and are fully collectible within 90 days from the date they are invoiced except to the extent of the amount of the reserve for doubtful accounts reflected in the Company Balance Sheet, it being understood and agreed that nothing contained herein shall be deemed to guarantee the collectibility of the Company Receivables. Seller has heretofore delivered to Buyer a Schedule as at September 30, 1996 setting forth the total amount of Company Receivables and a Schedule of the aging of such Company Receivables based on 0-30 days, 31-60 days, 61-90 days and over 90 days.

          SECTION 2.19 Inventories. The inventories of the Company reflected in the Company Balance Sheet and all material inventory items acquired since the Company Balance Sheet date consist of raw materials, supplies, work-in-process and finished goods of such quality and in such quantities as are being used or are reasonably anticipated to be usable, or are being sold or are suitable for sale, in the ordinary course of its business. Such inventories are valued at the lower of cost or market and were determined in accordance with GAAP consistently applied. Since the Company Balance Sheet date, the Company has continued to replenish its inventories in a normal and customary manner consistent with prior practice and prudent business judgment. The Company has established adequate reserves for inventory that no longer constitutes part of their current line. The amount of such reserves and the methodology used to determine same have been disclosed in writing by Seller to Buyer with specific reference to this Section 2.19.

          SECTION 2.20 Employment-Related Matters. Schedule 2.20 sets forth (a) a true and correct list of the name and total annual compensation of each officer, director and employee of the Company and each officer, director and employee of the Company engaged to operate the Business of the Company, and (b) any payments or commitments (whether formal or informal) to pay any severance or termination pay to any such Persons or to any other Person. The Company is not a party to any Contract with any union or other labor organization or other representative of its employees. There is no unfair labor practice charge or complaint pending or, to the knowledge of Seller, threatened against the Company. There is no labor strike, slowdown, work stoppage or other material labor controversy in effect, to the knowledge of Seller, threatened against or otherwise affecting the Company. To the knowledge of Seller, the Company is in compliance in all material respects with all applicable Laws, policies, procedures, Contracts, relating to employment, terms and conditions of employment and with the proper withholding and remission to the proper Taxing Authority of all sums required to be withheld from employees or Persons deemed to be employees under applicable Tax Laws respecting such withholding. The

Company has paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof.

          SECTION  2.21  Related  Party  Transactions.  Except  as set  forth on
Schedule 2.21, neither the Company nor the Seller is a party to any contract that gives rise to current obligations thereunder (whether or not in writing) or any other transaction between the Company, on the one hand, and any officer, director, shareholder or former shareholder of the Company or any Affiliate of any of them, on the other hand that gives rise to current obligations thereunder.

          SECTION 2.22 Potential  Conflicts of Interest.  Except as set forth in
Schedule 2.22, no officer or director, no spouse of any such officer, director, nor, to the knowledge of Seller, no entity Controlled by one or more of the foregoing:

          (a) owns directly or indirectly, any interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person that carries on business in competition with the Company;

          (b) owns, directly or indirectly, in whole or in part, any material asset that the Company uses in the conduct of its business; or

          (c) has any material Claim whatsoever against, or owes any amount to the Company, except for claims in the ordinary course of business such as for accrued vacation pay and accrued benefits under employee benefit plans.

          SECTION 2.23 Compliance with Laws. To the knowledge of Seller, the Company is not in violation of any Order or Law of any Governmental Body applicable to it or affecting the Business or the Company, except for such violations which individually or in the aggregate do not and would not have a material adverse effect on the Condition of the Company.

          SECTION 2.24 Environmental Matters. To the knowledge of Seller: (i) the Company is currently and at all times in the past has operated in compliance with all applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or waste, pollutants or contaminants (collectively, "Environmental Laws"); (ii) the Company currently is not, nor has it in the past produced, used, stored, handled or disposed of, in connection with the operation of its business or the use of its assets or otherwise, any hazardous substances or hazardous wastes other than in incidental amounts which do not and will not individually or in the aggregate have a material adverse effect on the Condition of the Company, nor have any such substances or wastes been dumped, buried or otherwise disposed of or stored on or under any of its real property or other assets by the Company, or, to Seller's knowledge, by any other Person, other than in incidental amounts which do not and will not individually or in the aggregate have a material adverse effect on the Condition of the Company; (iii) the Company has not received any notification of any asserted present or past failure to so comply with Environmental Laws; (iv) no Lien has attached to and no basis exists for the attachment of a Lien to, any revenues of the Company or any of its assets pursuant to Environmental Laws; and (v) there has not been any Phase I, Phase II or other environmental report conducted by or on behalf of the Company with respect to any of its properties or assets.

          SECTION 2.25 Prohibited Payments. Neither the Seller nor any officer, director, employee or agent of the Company has offered, paid or agreed to pay any illegal payment or other illegal consideration to any supplier or other third party in connection with the Business of the Company, or engaged in any other illegal practice with respect to the Business of the Company.

          SECTION 2.26 Finders Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission from the Seller upon consummation of the Contemplated Transactions, other than those listed on Schedule 2.26.

          SECTION 2.27 Acquisition for Investment. Seller is acquiring the shares of Buyer Common Stock and the Warrants (collectively, "Buyer Securities") for his own account and not with a present intention to make any sale, disposition, distribution or other transfer of Buyer Securities in a manner that will be in violation of any applicable securities laws, and understands that the Buyer Securities have not been registered under the 1933 Act or under the securities laws of any state.

          SECTION 2.28 Disclosure. Neither this Agreement nor any other Transaction Document, the Exhibits or Schedules hereto or thereto, the Company Financial Statements nor any other financial statements, documents, certificates or statements furnished to Buyer by Seller in connection with the Contemplated Transactions contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There are no facts which materially adversely affect the Condition of the Company which have not been set forth herein, or in any Exhibit or Schedule hereto, or in any certificate or statement furnished to Buyer by Seller.


                                   ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer represents and warrants to Seller that:

          SECTION 3.1 Acquisition for Investment. Buyer is acquiring the JMS Shares for its own account and not with a present intention to make any sale, disposition, distribution or other transfer of the JMS Shares in a manner that will be in violation of any applicable securities laws, and understands that the JMS Shares have not been registered under the 1933 Act or under the securities laws of any state.

          SECTION 3.2 Authority Relative to This Agreement. Buyer has full corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which Buyer is a party have been duly and validly authorized and approved by the Board of Directors and shareholders of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize the execution and delivery by Buyer of this Agreement or the consummation of the Contemplated Transactions to which Buyer is a party. This Agreement has been duly and validly executed and delivered by Buyer and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such obligations and their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).

          SECTION 3.3 Buyer Common Stock. The Buyer Common Stock to be issued as part of the Purchase Price is validly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued, fully paid and non-assessable and will not be issued in violation of any preemptive rights, rights of first refusal or other contractual restrictions of any kind of the shareholders of Buyer, and Seller will receive good title to the Buyer Common Stock free and clear of all Liens.

         SECTION 3.4 No Conflicts; Consents. The execution and delivery by Buyer of this Agreement and the performance of Buyer's obligations hereunder will not
(i) if the consents set forth on Schedule 3.4 hereto (the "Buyer Required Consents") are obtained, require Buyer to obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other Person; (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (with notice or lapse of time or both) a default under, any material Contract to which Buyer is a party or by or to which it may be bound or subject, or result in the creation of any Lien upon the Buyer Common Stock or upon any property of Buyer, except for any of the foregoing which, individually or in the aggregate, do not and would not have a material adverse effect on the financial condition of Buyer; (iii) violate any Order of any Governmental Body against, or binding upon, Buyer, or its properties or business; or (iv) violate any Law of any Governmental Body applicable to Buyer.

          SECTION 3.5 Reports and Financial Statements. The Buyer has previously furnished Seller with true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission (the "Commission"), (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, as filed with the Commission, (iii) proxy statements related to all meetings of its shareholders (whether annual or special) since December 31, 1995 and (iv) all other reports or registration statements filed by the Buyer with the Commission since December 31, 1995, except registration statements on Form S-8 relating to employee benefit plans, which are all the documents (other than preliminary material) that Buyer was required to file with the Commission since that date (clauses (i) through (iv) being referred to herein collectively as the "Buyer SEC Reports"). As of their respective dates, the Buyer SEC Reports complied in all material respects with the requirements of the 1933 Act or the Securities Exchange Act of 1934, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Buyer SEC Reports. As of their respective dates, the Buyer SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Buyer included in the Buyer SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Buyer SEC Reports, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Buyer and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

          SECTION 3.6 Finders Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Buyer upon consummation of the Contemplated Transactions, other than those listed on
Schedule 3.6.

          SECTION 3.7 Taxes. Except as set forth on Schedule 3.7: (a) The Buyer has filed, or will file, all of the Returns required to be filed by the Buyer on or before the Closing Date with respect to its Taxes. All the Returns filed or to be filed by the Buyer prior to the Closing Date were, and will be, true and correct in all material respects as of the date on which they were, or are, filed.

          (b) The Buyer has paid, or will pay on or before the Closing Date, all the Taxes shown to be due on all Returns described in Section 3.8(a) above, which are filed on or before the Closing Date.

          (c) All Tax deficiencies asserted or assessed against the Buyer or any past or present Affiliates of the Buyer have been paid or finally settled.

          (d) All of Buyer's Returns have been audited by the IRS or the relevant state and local Tax Authorities or, except for Buyer's Returns filed in connection with its fiscal years ending in 1993, 1994 and 1995, closed by applicable statutes of limitation, and all Liabilities for Taxes asserted by the IRS (or the relevant Tax Authority) have been satisfied.

          (e) There is no outstanding request for any extension of time within which to pay Taxes of Buyer not yet paid.

          (f) There has been no waiver or extension of any applicable statute of limitations for the assessments or collection of any of Buyer's Taxes.

          (g) There is no pending or, to the best of Buyer's knowledge, threatened action, audit, proceeding or investigation for the assessment or collection of Buyer's Taxes.

          (h) No consent has been filed under Section 341(f) of the Code with respect to the Buyer.

          (i) The Buyer is not a party to any Tax allocation or sharing agreements.

          (j) The Buyer is not required to include in income any adjustment pursuant to Sections 481(a) of the Code by reason of a change in accounting method nor does the Buyer have any knowledge that the IRS (or the relevant Tax Authority) has proposed, or is considering, any such change in accounting method.

          SECTION 3.8 Absence of Certain Changes. Since the Buyer Balance Sheet date, except as contemplated by this Agreement or as disclosed on Schedule 3.8, the Buyer has conducted its business in the ordinary course consistent with past practices and there has not been:

          (a) Any event (other than those events affecting the dessert industry generally) that has had or would reasonably be expected to have a material adverse effect on the operations of the Buyer, individually or in the aggregate;

          (b) Any amendment to the Certificate of Incorporation or By-laws of the Buyer or any amendment to any term of any outstanding security of the Buyer;

          (c) Any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Buyer which, individually or in the aggregate has had or will reasonably be expected to have a material adverse effect on its operations;

          (d) Any (i) incurrence, assumption or guarantee by the Buyer of any debt other than in the ordinary course of business in amounts and on terms consistent with past practices, (ii) issuance or sale of any securities convertible into or exchangeable for debt securities of the Buyer, or (iii) issuance or sale of options or other rights to acquire from the Buyer, directly or indirectly, debt securities of the Buyer or any securities convertible or exchangeable for any such debt securities.

          (e) Any creation, incurrence or assumption by the Buyer of any Lien and any asset other than (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate reserves have been established); (ii) Liens which do not materially detract from the value of such asset as now used, or materially interfere with any present or intended use of such asset; or (iii) warehousemen's, mechanics, carriers', landlords' repairmen's or other similar Liens arising in the ordinary course of business;

          (f)  Any  making  or  forgiving  of  any  loan,   advance  or  capital
contributions to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned subsidiaries made in the ordinary course of business consistent with past practices;

          (g) Except in the ordinary course of business, any transaction or commitment made, or any Contract entered into, by the Buyer relating to its assets or business (including the acquisition or disposition of any substantial assets) or any relinquishments by the Buyer or other party of any Contract or other right;

          (h) Any change in any method of accounting or accounting practice by the Buyer or its marketing practices;

          (i) Any assumption or guarantee of the obligations of any Person;

          (j) Any grant of any severance or termination pay to any employee of the Buyer, any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any employee of the Buyer or any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or any increase in compensation, bonus or other benefits payable to any employee of the Buyer, other than routine increases for employees in the ordinary course of business or disclosed to Seller in writing prior to the date hereof or on any Schedule;

          (k) Any intentional waiver of any material right under any material Contract;

          (l) Except for any changes made in the ordinary course of business, any material change in any business policies of the Buyer, including pricing, purchasing, production, personnel, sales or product acquisition/return policies;

          (m) Except in the ordinary course of business, any payment, directly or indirectly, of any Liability before the same became due in accordance with its terms;

          (n) Any termination or failure to renew, or the receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract that is or was material to operations; or

          (o) Any agreement or arrangement made by Buyer to take any action which, if taken prior to the date hereof, would have made any representation or warranty in this Section untrue or incorrect in any material respect.

          SECTION 3.9 Insurance Policies. Except as set forth on Schedule 3.9, there are no insurance policies in effect with respect to the Buyer. All insurance policies in effect with respect to the Buyer are all in full force and effect. The Buyer does not know of any threatened termination of, or premium increase with respect to, any of such policies. True and complete copies of all of such policies have been made available to Seller.

          SECTION 3.10 Contracts. (a) Except for (i) purchase orders with suppliers or sales orders from customers arising in the ordinary course of business and (ii) Contracts pursuant to the terms of which Buyer is to make or receive payments not in excess of $35,000 per annum, Schedule 3.10 sets forth as of the date hereof a complete and accurate list and description of all Contracts to which the Buyer is a party or by or to which it or its assets or properties are bound or subject, including, without limitation:

          (i)  Contracts  with  any  current  or  former  shareholder,  officer,
director,   employee,   independent  contractor,   consultant,  agent  or  other
representative or with any Affiliate of any of the foregoing;

          (ii) Contracts with any labor union or association representing any employee;

          (iii) Contracts for the purchase of materials, supplies, equipment, merchandise or services in excess of $35,000 for any one individual item;

          (iv) Other than in the ordinary course of business: (A) Contracts for the sale of any of its assets or properties or business or (B) Contracts for the grant to any Person of any preferential rights to purchase any of its assets or properties;

          (v) Partnership or joint venture Contracts;

          (vi) Contracts under which the Buyer agrees to indemnify any party;

          (vii) Contracts under which the Buyer agrees to share Tax liability of or with any party;

          (viii) Contracts that cannot be cancelled without liability, premium or penalty;

          (ix) Contracts that can be cancelled only on 60 days' or more notice;

          (x) Any special financial arrangements with the largest (in terms of sales volume) 25 customers, referral sources or third party payors of the Buyer that is outside of the

Buyer's published policies including, but not limited to, any arrangements relating to chargebacks, allowances and payment terms;

          (xi) Contracts with any Person to advertise or market the Buyer's products or services other than in the ordinary course of business;

          (xii) Contracts containing covenants not to compete in any line of business or with any Person in any geographical area (or not to solicit or accept any business) or covenants of any other Person not to compete in any line of business or in any geographical area (or not to solicit or accept any business);

          (xiii) Contracts relating to the acquisition of any operating business or the capital shares of any other Person;

          (xiv) Options for the purchase or sale of any asset, tangible or intangible;

          (xv) Contracts requiring the payment to any Person of an override or similar commission or fee;

          (xvi) Contracts relating to all Liabilities;

          (xvii) Contracts with customers, referral sources, third party payors, independent suppliers, contractors and manufacturers other than in the ordinary course of business;

          (xviii) Sales agency, licensing, representative or distributorship Contracts;

          (xix) Contracts for the payment of fees or other consideration to any officer or director of Buyer or to any other entity in which any of the foregoing has an interest;

          (xx) management Contracts and other similar agreements with any Person;

          (xxi) Any other Contracts not made in the ordinary course of business or pursuant to the terms of which there is either a current or future obligation or right of the Buyer to make payments or receive payments in excess (individually or, in the case of any group of similar items, in the aggregate) of $35,000 throughout the term thereof. Schedule 3.10 also lists and describes the status of all Contracts currently in negotiation or proposed by Buyer as to which there exists a draft agreement, letter of intent or similar instrument and which is of a type which if entered into by the Buyer would be required to be listed on Schedule 3.10 or on any other Schedule (the "Proposed Contracts").

          (b) There are no Contracts, other than those set forth on Schedule 3.10, and on any other Schedule hereto, that are required to be disclosed hereunder. Except as set forth on Schedule 3.10, to the knowledge of Buyer, all such Contracts and all Contracts reflected on any other Schedule hereto are valid, subsisting, in full force and effect and binding upon the Buyer, and, to the knowledge of Buyer, on the other parties thereto in accordance with their terms, and the Buyer has paid in all respects or accrued all amounts due thereunder and has satisfied in all respects or provided for all of its liabilities and obligations thereunder to be satisfied or provided for through the date hereof, and is not in default under any of them in any material respect, nor, to the knowledge of the Buyer, is any other party to any such Contract in default thereunder in any respect, nor, to the knowledge of the Buyer, does any condition exist that with notice or lapse of time or both would constitute a default thereunder.

          (c) There have been delivered to Seller,  true and complete  copies of
(i) all of the Contracts required to be set forth on Schedule 3.10 or on any other Schedule and (ii) the most recent draft, letter of intent or term sheet of all of the Proposed Contracts required by the provisions of Section 3.10(a)(xxi) to be set forth on Schedule 3.10.

          SECTION 3.11 Suppliers, Customers and Contractors. Schedule 3.11A lists, by dollar volume paid for the 12 months ended December 31, 1995, the 15 largest raw material suppliers and the 25 largest customers of the Buyer or Buyer Subsidiary. Schedule 3.11B lists the names and addresses of those Contractors retained by the Buyer involving payments, for the 12 months ended December 31, 1995, in excess of $50,000. Except as set forth on Schedule 3.11C:
(i) no supplier or Contractor has refused to provide credit, or has suspended the provision of credit, to the Buyer or as a result of the failure or delay in payment of amounts due to such suppliers or Contractors; (ii) all amounts owing to such suppliers and Contractors, if not in dispute, have been paid in accordance with their respective terms; (iii) no Person within the last twelve months has threatened in writing to cancel, or otherwise terminate, the relationship of such Person with the Buyer or any of the Buyer Subsidiaries, and
(iv) no Person during the last twelve months has decreased materially or, to the knowledge of Buyer, threatened in writing to decrease or limit materially, its relationship with the Buyer or, to the knowledge of Buyer, intends to decrease or limit materially its services or supplies to the Buyer or its usage or purchase of the services or products of the Buyer.

          SECTION 3.12 Employee Benefits Plans. Except as set forth on Schedule 3.12, neither the Buyer nor any other company or entity which together with the Buyer constitutes a member of the Buyer's "controlled group" (within the meaning of Sections 4001(a)(14) and/or (b) of ERISA, and/or Sections 414(b), (c), (m) or
(o) of the Code (hereinafter referred to collectively as the "Buyer Group")), has at any time adopted, maintained, or has any present or future obligation to contribute to or make payment under, any employee pension benefit, employee welfare benefit, pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, sabbatical leave, vacation, severance (including, without limitation, arrangements providing for benefits in the event of a change of ownership in whole or in part of the Buyer), disability, hospitalization, medical insurance, relocation, child care, educational assistance or other employee benefit plan as defined in Section 3(3) of ERISA or any program or other fringe benefit, or any employment, consulting, service or other contract of any kind whatsoever. No member of the Buyer Group is or has been within the last five years obligated to contribute to any employee pension benefit plan subject to Title IV of ERISA (other than a multiemployer plan). No member of the Buyer Group currently has or has had, within the immediately preceding six (6) years, any obligation to contribute to any multiemployer plan as defined in Section 4001(a)(3) of ERISA or any employee benefit plan subject to Sections 4063 or 4064 of ERISA. No member of the Buyer Group has completely or partially withdrawn from any multiemployer plan. The Buyer has no obligation to or on behalf of any retired or former employee with regard to any disability (long or short term), hospitalization, medical, dental or life insurance plans (whether insured or self-insured) or other employee welfare plan as defined in Section 3(1) of ERISA maintained by the Buyer, other than as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

          SECTION 3.13 Buyer Receivables. All the accounts receivable of the Buyer (the "Buyer Receivables") reflected in the Buyer Balance Sheet and all Buyer Receivables that have arisen since the Buyer Balance Sheet date (except such Buyer Receivables as have been collected since such date) are valid and enforceable claims, and constitute bona fide Buyer Receivables resulting from the sale of goods and services in the ordinary course of business in conformity with applicable purchase orders, agreements and specifications. To the knowledge of Seller, except as set forth in Schedule 3.13, the Buyer Receivables are subject to no valid defense, offsets, returns, allowances or credits of any kind other than in the ordinary course of business and are fully collectible within 90 days from the date they are invoiced except to the extent of the amount of the reserve for doubtful accounts reflected in the Buyer Balance Sheet, it being understood and agreed that nothing contained herein shall be deemed to guarantee the collectibility of the Buyer Receivables. Buyer has heretofore delivered to Seller a Schedule as at September 30, 1996 setting forth the total amount of Buyer Receivables and a Schedule of the aging of such Buyer Receivables based on 0-30 days, 31-60 days, 61-90 days and over 90 days.

          SECTION 3.14 Inventories. The inventories of the Buyer reflected in the Buyer Balance Sheet and all material inventory items acquired since the Buyer Balance Sheet date consist of raw materials, supplies, work-in-process and finished goods of such quality and in such quantities as are being used or are reasonably anticipated to be usable, or are being sold or are suitable for sale, in the ordinary course of its business. Such inventories are valued at the lower of cost or market and were determined in accordance with GAAP consistently applied. Since the Buyer Balance Sheet date, the Buyer and each of the Buyer Subsidiaries have continued to replenish its inventories in a normal and customary manner consistent with prior practice and prudent business judgment. The Buyer and each Buyer Subsidiary have established adequate reserves for inventory that no longer constitutes part of their current line. The amount of such reserves and the methodology used to determine same have been disclosed in writing by Seller to Buyer with specific reference to this Section 3.14.

          SECTION 3.15 Employment-Related Matters. Schedule 3.15 sets forth (a) a true and correct list of the name and total annual compensation of each officer, director and employee of the Buyer and each officer, director and employee of the Buyer engaged to operate the Business of the Buyer, and (b) any payments or commitments (whether formal or informal) to pay any severance or termination pay to any such Persons or to any other Person. The Buyer is not a party to any Contract with any union or other labor organization or other representative of its employees. There is no unfair labor practice charge or complaint pending or, to the knowledge of Buyer, threatened against the Buyer. There is no labor strike, slowdown, work stoppage or other material labor controversy in effect, to the knowledge of Buyer, threatened against or otherwise affecting the Buyer. To the knowledge of Buyer, Buyer is in compliance in all material respects with all applicable Laws, policies, procedures, Contracts, relating to employment, terms and conditions of employment and with the proper withholding and remission to the proper Taxing Authority of all sums required to be withheld from employees or Persons deemed to be employees under applicable Tax Laws respecting such withholding. The Buyer has paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof.

          SECTION 3.16 Compliance with Laws. To the knowledge of Buyer, the Buyer is not in violation of any Order or Law of any Governmental Body applicable to it or affecting the Business of the Buyer or the Buyer, except for such violations which individually or in the aggregate do not and would not have a material adverse effect on the Condition of the Buyer.


          SECTION 3.17 Environmental Matters. To the knowledge of Buyer: (i) the Buyer is currently and at all times in the past has operated in compliance with all Environmental Laws; (ii) the Buyer currently is not, nor has it in the past produced, used, stored, handled or disposed of, in connection with the operation of its business or the use of its assets or otherwise, any hazardous substances or hazardous wastes other than in incidental amounts which do not and will not individually or in the aggregate have a material adverse effect on the Condition of the Buyer, nor have any such substances or wastes been dumped, buried or otherwise disposed of or stored on or under any of its real property or other assets by the Buyer or any of its Affiliates, or, to Buyer's knowledge, by any other Person, other than in incidental amounts which do not and will not individually or in the aggregate have a material adverse effect on the Condition of the Buyer; (iii) the Buyer has not received any notification of any asserted present or past failure to so comply with Environmental Laws; (iv) no Lien has attached to and no basis exists for the attachment of a Lien to, any revenues of the Buyer or any of its assets pursuant to Environmental Laws; and (v) there has not been any Phase I, Phase II or other environmental report conducted by or on behalf of the Buyer with respect to any of its properties or assets.

          SECTION 3.18 Disclosure. Neither this Agreement nor any other Transaction Document, the Exhibits or Schedules hereto or thereto, nor any other documents, certificates or statements furnished to Seller by Buyer in connection with the Contemplated Transactions contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There are no facts which materially adversely affect the Buyer which have not been set forth herein, or in any Exhibit or Schedule hereto, or in any certificate or statement furnished to Seller by Buyer.

                                   ARTICLE IV

                            COVENANTS AND AGREEMENTS

         SECTION 4.1 Conduct of Business; Certain Restrictions. (a) From and after the date hereof and until the Closing Date, Seller hereby covenants and agrees with Buyer that, unless Buyer otherwise agrees in writing:

          (i) The Company will carry on its business and activities diligently and in substantially the same manner as has been previously carried out, and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting or operation that will vary materially from those methods used by it as of the date of this Agreement, except as may be required by the provisions of the Agreement.

          (ii) The Company will use its reasonable efforts to preserve its business organization intact, to keep available its present officers and employees, and to preserve its present relationships with suppliers, customers and others having business relationships with it.

          (b) In furtherance of, and not in limitation of the provisions set forth in Section 4.1(a):

          (i) The Company will continue to carry its existing insurance, insuring its assets, business and properties, subject to variations in amounts required by the ordinary operations of its business.

          (ii) The Company shall not cause, permit or suffer any of their respective assets to become subject to any additional Lien other than in the ordinary course of business.

          (iii) The Company shall not in any one month (A) sell or dispose of any capital assets having a fair market value individually in excess of $25,000 or a fair market value in the aggregate for all such capital assets in excess of $50,000, (B) make any capital expenditures for any single item having a cost in excess of $25,000 or all items in the aggregate having a cost in excess of $50,000 or enter into a lease with capital or other equipment providing for rentals aggregating more than $25,000 per annum for all such leases or (C) otherwise transfer, sell, distribute or otherwise dispose of any of its assets or properties, other than in the ordinary course of business.

          (iv) The Company shall not enter into any material Contract or modify, amend, cancel or terminate any of its existing material Contracts.

          (v) The Company shall not modify its practices with respect to the collection of receivables or the discharge of payables or take any other action, out of the ordinary course, that would affect its cash position, other than any action contemplated hereby;

          (vi) Except in the ordinary course of business, the Company shall not:
(A) write off as uncollectible any notes, trade accounts or other receivables or
(B) write off or dispose of any inventory.

          (vii) The Company shall not cancel or compromise any debt or Claim or settle or discharge any balance sheet receivable for less than the stated amount, except in the ordinary course of business, or otherwise cancel, compromise or waive any Claims or rights of substantial value.

          (viii) The Company shall not create or incur any indebtedness for borrowed money other than pursuant to an existing line of credit, or guaranty, indemnify or otherwise become liable for any obligation of any third party.

          (ix) Except for credit extended to customers in the ordinary course of business, and under normal credit terms, the Company shall not make any loans, advances or extensions of credit to any Person.

          (x) All Company Tangible Property shall be used, maintained and repaired in the usual and ordinary course.

          (xi) With respect to its employees, the Company will not (A) make, institute, agree to or change any bonus, profit sharing, pension, retirement, severance, termination, "parachute" or similar arrangement or plan for employees and (B) except and in accordance with past practices and in similar amounts, increase the compensation payable or to become payable to any employee.

          (xii) The Company will not (A) amend its certificate of incorporation or bylaws, (B) issue or sell any shares of capital stock, (C) issue, sell or create any warrants, obligations, subscriptions, options, convertible securities or other agreements or commitments under which any additional shares of capital stock of any class may be directly or indirectly authorized, issued or sold, (D) declare, set aside or pay any dividend or make any distribution, directly or indirectly, in respect of its capital stock; (E) directly or indirectly purchase, redeem or otherwise acquire any shares of its capital stock or (F) enter into any Contract obligating it to do any of the foregoing prohibited acts.

          (c) From and after the date hereof and until the Closing Date, Buyer hereby covenants and agrees with Seller that, unless Seller otherwise agrees in writing:

          (i) The Buyer will carry on its business and activities diligently and in substantially the same manner as has been previously carried out, and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting or operation that will vary materially from those methods used by it as of the date of this Agreement, except as may be required by the provisions of the Agreement.

          (ii) The Buyer will use its reasonable efforts to preserve its business organization intact, to keep available its present officers and employees, and to preserve its present relationships with suppliers, customers and others having business relationships with it.

          (d) In furtherance of, and not in limitation of the provisions set forth in Section 4.1(c):

          (i) The Buyer will continue to carry its existing insurance, insuring its assets, business and properties, subject to variations in amounts required by the ordinary operations of its business.

          (ii) The Buyer shall not cause, permit or suffer any of their respective assets to become subject to any additional Lien other than in the ordinary course of business.

          (iii) The Buyer shall not in any one month (A) sell or dispose of any capital assets having a fair market value individually in excess of $25,000 or a fair market value in the aggregate for all such capital assets in excess of $50,000, (B) make any capital expenditures for any single item having a cost in excess of $25,000 or all items in the aggregate having a cost in excess of $50,000 or enter into a lease with capital or other equipment providing for rentals aggregating more than $25,000 per annum for all such leases or (C) otherwise transfer, sell, distribute or otherwise dispose of any of its assets or properties, other than in the ordinary course of business.

          (iv) The Buyer shall not enter into any material Contract or modify, amend, cancel or terminate any of its existing material Contracts.

          (v) The Buyer shall not modify its practices with respect to the collection of receivables or the discharge of payables or take any other action, out of the ordinary course, that would affect its cash position, other than any action contemplated hereby;

          (vi) Except in the ordinary  course of business,  the Buyer shall not:
(A) write off as uncollectible any notes, trade accounts or other receivables or
(B) write off or dispose of any inventory.

          (vii) The Buyer shall not cancel or compromise any debt or Claim or settle or discharge any balance sheet receivable for less than the stated amount, except in the ordinary course of business, or otherwise cancel, compromise or waive any Claims or rights of substantial value.

          (viii) The Buyer shall not create or incur any indebtedness for borrowed money other than pursuant to an existing line of credit, or guaranty, indemnify or otherwise become liable for any obligation of any third party.

          (ix) Except for credit extended to customers in the ordinary course of business, and under normal credit terms, the Buyer shall not make any loans, advances or extensions of credit to any Person.

          (x) All tangible property of the Buyer shall be used, maintained and repaired in the usual and ordinary course.

          (xi) Except as set forth on Schedule 4.1A, with respect to its employees, the Buyer will not (A) make, institute, agree to or change any bonus, profit sharing, pension, retirement, severance, termination, "parachute" or similar arrangement or plan for employees and (B) except and in accordance with past practices and in similar amounts, increase the compensation payable or to become payable to any employee.

          (xii) The Buyer will not (A) amend its certificate of incorporation or bylaws, (B) issue or sell any shares of capital stock, (C) issue, sell or create any warrants, obligations, subscriptions, options, convertible securities or other agreements or commitments under which any additional shares of capital stock of any class may be directly or indirectly authorized, issued or sold, (D) declare, set aside or pay any dividend or make any distribution, directly or indirectly, in respect of its capital stock; (E) directly or indirectly purchase, redeem or otherwise acquire any shares of its capital stock or (F) enter into any Contract obligating it to do any of the foregoing prohibited acts.

          SECTION 4.2 Corporate Examinations and Investigations. (a) Prior to the Closing Date, Seller agrees that Buyer shall be entitled, through the directors, officers, Affiliates, employees, attorneys, accountants, representatives, lenders, consultants and other agents (collectively, "Representatives") of Buyer to make such investigation of the assets, the Business and operations of the Company, and such examination of the books, records and financial condition of the Company, as Buyer reasonably deems necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and Seller shall, and shall cause the Company to, cooperate fully therein. In that connection, Seller shall make available and shall cause the Company to make available to the Representatives of Buyer during such period, without however causing any unreasonable interruption in the operations of the Company, all such information and copies of such documents and records concerning the affairs of the Company as such Representatives may reasonably request, shall permit the Representatives of Buyer access to the assets of the Company and all parts thereof and to its employees, customers, suppliers and others, and shall cause the Company's Representatives to cooperate fully in connection with such review and examination.

          (b) Prior to the Closing Date, Buyer agrees that Seller shall be entitled, through the Representatives of Seller to make such investigation of the assets, the business and operations of the Buyer, and such examination of the books, records and financial condition of the Buyer, as Seller reasonably deems necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and Buyer shall cooperate fully therein. In that connection, Buyer shall make available to the Representatives of Seller during such period, without however causing any unreasonable interruption in the operations of the Buyer, all such information and copies of such documents and records concerning the affairs of the Buyer as such Seller Representatives may reasonably request, shall permit the Representatives of Seller access to the assets of the Buyer and all parts thereof and to its employees, customers, suppliers and others, and shall cause the Buyer's Representatives to cooperate fully in connection with such review and examination.

          SECTION 4.3 Additional Financial Statements. (a) Prior to the Closing Date, as soon as available and in any event within thirty (30) calendar days after the end of each quarterly accounting period of the Company ending after the date of the most recent interim statement included in the Company Financial Statements, Seller shall furnish Buyer with unaudited financial statements of the Company for such month in the form routinely prepared by the Company, consistent with prior practice, for the Company's board of directors or lenders.

          (b) Prior to the Closing Date, as soon as available and in any event within thirty (30) calendar days after the end of each quarterly accounting period of the Buyer ending after the date of the most recent interim statement included in the Buyer Financial Statements, Buyer shall furnish Seller with unaudited financial statements of the Buyer for such month in the form routinely prepared by the Buyer, consistent with prior practice, for the Buyer's board of directors or lenders.

          SECTION 4.4 Efforts to Consummate. Subject to the terms and conditions herein, each party hereto, without payment or further consideration, shall use its reasonable, good faith efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws, Permits and Orders to consummate and make effective, as soon as reasonably practicable, the Contemplated Transactions, including, but not limited to, the obtaining of all Seller Required Consents and Buyer Required Consents and Permits or consents of any third party, whether private or governmental, required in connection with such party's performance of such transactions and each party hereto shall cooperate with the other in all of the foregoing.

          SECTION 4.5 Negotiations with Others. From and after the date hereof and until this Agreement shall have been terminated in accordance with its terms, Seller agrees that he will not, directly or indirectly, and will not permit the Company, directly or indirectly, to, encourage or solicit any inquiries or proposals by or engage in any discussions or negotiations with, or enter into any other Contract or understanding with, any Person concerning an Acquisition Proposal. Seller shall advise Buyer of any written proposal or offer to enter into an Acquisition Proposal.

          SECTION 4.6 Notices of Certain Events. Prior to the Closing Date, each of Seller and Buyer shall promptly notify the other of:

          (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions;

          (b) any notice or other communication from any Governmental Body in connection with the Contemplated Transactions;

          (c) the commencement or written threat of any litigation against Buyer, Seller or the Company; and

          (d) any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any party contained in this Agreement.

          SECTION 4.7 Confidentiality. (a) Buyer, on the one hand, and Seller, on the other hand, each shall hold in strict confidence, and shall use its best efforts to cause all its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all information concerning Company and Seller (in the case of Buyer) and Buyer (in the case of the Company and Seller) which is created or obtained prior to, on or after the dates hereof in connection with the Contemplated Transactions, and Buyer and Seller each shall not use or disclose to others, or permit the use of or disclosure of, any such information created or obtained except (i) to its officers, directors, employees, Representatives, and lending institutions who need to know such information in connection with this Agreement, and (ii) to the extent that such information can be shown to have been (A) previously known by Buyer or Seller, as the case may be, or (B) in the public domain through no fault of Buyer or Seller, as the case may be, or any of their respective Representatives.

          (b) If the Contemplated Transactions are consummated, Seller shall hold in strict confidence, and shall use its best efforts to cause all its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all information concerning the Buyer and Seller shall not use or disclose to others, or permit the use of or disclosure of any such information except to the extent that such information can be shown to have been in the public domain through no fault of Seller or any of his Representatives.

          (c) If the Contemplated Transactions are consummated, Buyer shall hold in strict confidence, and shall use its best efforts to cause all its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all information concerning the Business and Buyer shall not use or disclose to others, or permit the use of or disclosure of any such information except to the extent that such information can be shown to have been in the public domain through no fault of Buyer or any of his Representatives.

          SECTION 4.8 Expenses. Except as otherwise specifically provided in this Agreement, Buyer and Seller shall each bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including, without limitation, all fees and expenses of their respective attorneys, accountants and other agents.

          SECTION 4.9 Books and Records. From and after the Closing, Buyer and Seller, at the expense of the requesting party, shall make available to each other (including the right to make copies) any and all books and records of or relating to the Company or the Business reasonably requested in connection with
(a) any matter for which indemnification is claimed or (b) any inquiry or investigation by any Governmental Body. Buyer and Seller shall retain, or cause to be retained, for as long as any taxable year in the Tax period (including partial periods) that ends on or prior to the Closing Date, shall remain open for assessment of Taxes, any material records or information which may be relevant to any such Tax returns or audits or other examinations by any Tax Authority relating to the Company or the Business, and shall not dispose of any such Tax Returns, books or records relating to the Company or the Business during such period.

          SECTION 4.10 Corporate Restructuring. (a) Concurrent with the closing of the Contemplated Transactions, all the business and assets of Buyer will be contributed to a newly organized corporation, initially to be named WGJ Desserts and Cafes, Inc. (the "Buyer Subsidiary"), in exchange for all issued and outstanding capital stock of the Buyer Subsidiary. For purposes of this Section
4.10 and Section 5.1(e), "Buyer", for convenience, will be referred to as the "Buyer Holding Company".

          (b) Concurrent with the consummation of the corporate restructuring referred to in Section 4.10(a), the Board of Directors of the Buyer Holding Company and its officers, and the Board of Directors and officers of each Buyer Subsidiary, will be reconstituted in the manner set forth on Section 5.1(e).

          (c) Promptly after the Closing Date, Buyer will call a shareholder's meeting to seek the consent of such shareholders to a change in the name of the Buyer Holding Company to "Creative Foods, Inc." or such other name to which Seller and Buyer may agree. Concurrently with the change of name of the Buyer Holding Company, the name of the Buyer Subsidiary will be changed to "William Greenberg Jr. Desserts and Cafes, Inc."

          SECTION 4.11 Delivery of Missing Schedules. (a) Seller and Buyer acknowledge that on the date of the execution and delivery of this Agreement, the Schedules referred to herein either have not been delivered or have been delivered in an incomplete fashion. Each party agrees to use its respective diligent efforts to complete and deliver to the other its respective disclosure Schedules to this Agreement.

          (b) Any new or completed Schedule delivered pursuant to the terms hereof shall be delivered pursuant to a notice specifically identifying the section number in the

Agreement to which the Schedule relates. Any Schedule delivered pursuant to the provisions of this Section 4.11(b), unless the provisions of Section 4.11(c) are invoked, shall be deemed to have been originally attached as Schedules to this Agreement.

          (c) Each party shall have the right to terminate this Agreement, upon giving written notice to that effect to the other, as follows:

          (i) by Buyer, if any material Schedule owing by Seller is not delivered to Buyer on or before January 22, 1997, or if any Schedule that is delivered reflects, in the reasonable opinion of Buyer, a material Liability or effects a material adverse change; and

          (ii) by Seller, if any material Schedule owing by Buyer is not delivered to Seller on or before January 22, 1997, or if any Schedule that is delivered reflects, in the reasonable opinion of Seller, a material Liability or effects a material adverse change.

          (d) In the event that this Agreement  shall be terminated  pursuant to
Section 4.10(c), any further obligations of the parties under this Agreement shall terminate without further liability of any party hereunder except that the covenants and agreements contained in Sections 4.7 and 4.8 shall survive the termination hereof.


                                    ARTICLE V

                              CONDITIONS TO CLOSING

         SECTION 5.1 Conditions to the Obligations of Seller and Buyer. The obligations of Buyer and Seller to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions, which, in the case of
Section 5.1(b), may be waived by Buyer and Seller:

          (a) No Injunction. No provision of any applicable Law and no Order shall prohibit the consummation of the Contemplated Transactions.

          (b) No Proceeding or Litigation. No Claim instituted by any Person shall have been commenced or pending against Seller, the Company, Buyer or any of their respective Affiliates, officers or directors which Claim seeks to restrain, prevent, change or delay in any material respect the Contemplated Transactions or seeks to challenge any of the material terms or provisions of this Agreement or seeks material damages in connection with any of such transactions.

          (c) Corporate Restructuring. Concurrent with the closing of the Contemplated Transactions, the corporate restructuring described in Section 4.10(a) shall have been consummated.

          (d) Financing. Buyer shall have received financing in a minimum amount of $1,750,000 from the private placement ("Private Placement") of common stock purchase warrants substantially in the form of the Warrants to consummate the financing.

          (e) Officers and Directors. (i) Richard Fechtor shall have resigned as a member of the Board of Directors of the Buyer Holding Company and any of its subsidiaries and, in his place, a designee of Fechtor, Detwiler & Co., Inc. shall have been elected. In addition, the size of the Board of Directors of Buyer and Buyer Subsidiary shall have been increased to five members and the Seller shall have been elected to the vacancy occasioned on each Board of Directors thereby. Maria Marfuggi and Stephen Fass shall have been elected to the Board of Directors of the Company.

          (ii) The officers of the Buyer Holding Company shall be as follows:

         Philip Grabow              President and Chief Executive Officer
         Maria Marfuggi             Executive Vice President and Secretary
         Stephen Fass                       Executive Vice President

          (iii) The officers of the Company shall be as follows:

         Philip Grabow              Chief Executive Officer
         Maria Marfuggi             President
         Stephen Fass               Executive Vice President and Secretary

          (iv) The officers of the Buyer Subsidiary shall be as follows:

         Philip Grabow              Chief Executive Officer
         Stephen Fass               President
         Maria Marfuggi             Executive Vice President and Secretary

          SECTION 5.2 Conditions to the Obligations of Seller. All obligations of Seller hereunder are subject, at its option, to the fulfillment prior to or at the Closing of each of the following conditions:

          (a) Performance. Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

          (b) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

          (c) Purchase Price. Buyer shall have paid the cash Purchase Price to the Seller in accordance with Section 1.2 hereof.

          (d) Delivery of Buyer Securities. Buyer shall have delivered to Seller certificates evidencing the Buyer Securities.

          (e) Registration Rights Agreement. Buyer and Seller shall have entered into a registration rights agreement substantially in accordance with the form of Exhibit B hereto.

          (f) Employment Agreement. Buyer and Seller shall have entered into an employment agreement substantially in the form of Exhibit C hereto.

          (g) Legal Opinion. Seller shall have received a legal opinion from counsel to Buyer substantially in the form of Exhibit D hereto.

          (h) Required Consents. Buyer shall have obtained all Buyer Required Consents in connection with the Contemplated Transactions.

          (i) Interequity Partners, L.P. The 6% option rights of Interequity Partners, L.P. ("Interequity"), as evidenced in the Warrant to Purchase Capital Stock of William Greenberg Jr. Desserts and Cafes, Inc. granted to Interequity dated as of October 18, 1995 (the "Interequity Warrant") shall have either been discharged or otherwise restructured to the reasonable satisfaction of Seller and evidence with respect to the forgoing, in a form reasonably acceptable to the Seller should have been provided to the Seller.

          (j) Working Capital for the Company. Buyer shall have contributed $600,000 as working capital for the Company.

          (k) Delivery of Warrants to Employees of the Company. There shall have been delivered to employees of the Company identified on Schedule 5.2, common stock purchase warrants substantially upon the terms and in the form of the Warrants covering a total of 50,000 shares of Buyer Common Stock.

          (l) Documentation. There shall have been delivered to the Seller the following:

          (i) a certificate from the Buyer confirming the matters set forth in Sections 5.2(a), (b) and (h);

          (ii) such other instruments and documents, in form and substance reasonably satisfactory to Seller, as Seller shall have reasonably requested.

          (m) Certain Lock-Up Restrictions. (i) Maria Marfuggi shall have entered into an agreement with the Buyer Holding Company pursuant to which she shall have agreed not to sell any of her shares of Buyer Common Stock for a period of six months from the Closing Date except that Maria Marfuggi shall be permitted to sell:

          (A) an unlimited number of shares of Buyer Common Stock through private transactions;

          (B) 25,000 shares of Buyer Common Stock pursuant to Rule 144 of the 1933 Act;

          (C) 25,000  additional  shares of Buyer Common Stock  pursuant to Rule
144 of the 1993 Act, with the consent of the entire board of directors of the Buyer Holding Company.

The foregoing restrictions will immediately terminate if there is any material change in the terms of her employment.

          (ii) Stephen Fass shall have entered into an agreement with the Buyer Holding Company pursuant to which he shall have agreed not to sell any of his shares of Buyer Common Stock for a period of six months from the Closing Date. The foregoing restrictions will immediately terminate if there is any material change in the terms of his employment.

          SECTION 5.3 Conditions to the Obligations of Buyer. All obligations of Buyer hereunder are subject, at their option, to the fulfillment prior to or at the Closing of each of the following conditions:

          (a) Performance. Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

          (b) Representations and Warranties. The representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time.

          (c) Fairness Opinion. Buyer shall have received an opinion from Rickel & Co. to the effect that the consideration being paid to Seller for the Business is fair to Buyer and its stockholders from a financial point of view.

          (d) Required Consents. Seller shall have obtained all Seller Required Consents in connection with the Contemplated Transactions.

          (e) Certificates; Documentation. There shall have been delivered to Buyer the following:

          (i) stock certificates representing the JMS Shares, accompanied by stock powers duly executed in favor of Buyer (in the amounts set forth on Schedule A), in proper form for transfer, with appropriate required stock transfer tax stamps, if any, affixed at the expense of the Seller;

          (ii) a certificate from the Seller confirming the matters set forth in Sections 5.3(a), (b) and (d);

          (iii) a certificate from the Secretary of the Company certifying that attached to such certificate are (A) true and correct copies of the Certificate of Incorporation and By-Laws of the Company, with all amendments to date, and
(B) the names and signatures of all of the duly elected or appointed officers and directors of the Company;

          (iv) a certificate from the Secretary of State of the State of New Jersey, dated as near to the date of this Agreement as possible certifying that the Company is in good standing in the State of New Jersey; and

          (v) such other instruments and documents, in form and substance reasonably satisfactory to Buyer, as Buyer shall have reasonably requested.

          (f) Delivery of Warrants to Employees of the Buyer. There shall have been delivered to Stephen Fass, Maria Marfuggi and Raymond McKinstry common stock purchase warrants substantially upon the terms and in the form of the Warrants covering 50,000 shares of Buyer Common Stock each (150,000 shares of Buyer Common Stock in total).

          (g) Legal Opinion of Seller's Counsel. Buyer shall have received an opinion from Seller's counsel, substantially in the form of Exhibit E hereto.


                       ARTICLE VI [Intentionally Omitted]


                                   ARTICLE VII

                                   TERMINATION

          SECTION 7.1 Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

          (a) By mutual written consent of Seller and Buyer;

          (b) By Seller, if (i) there has been a material misrepresentation or breach of warranty on the part of Buyer in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 30 days after written notice thereof from Seller;
(ii) Buyer has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 30 days after written notice thereof from Seller; or (iii) any condition to Seller's obligations hereunder becomes incapable of fulfillment through no fault of Seller and is not waived by Seller;

          (c) By Buyer, if (i) there has been a material misrepresentation or breach of warranty on the part of Seller in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 30 days after written notice thereof from Buyer;
(ii) Seller has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 30 days after written notice thereof from Buyer; or (iii) any condition to Buyer's obligations hereunder becomes incapable of fulfillment through no fault of Buyer and is not waived by Buyer;

          (d) By Seller, if Buyer (or its agent) shall not have received, either in escrow or in binding subscriptions, subscriptions of at least $1,750,000 from investors in the Private Placement by no later than the close of business on January 22, 1997.

          (e) By Seller or by Buyer, if there shall be any Law that makes consummation of the Contemplated Transactions illegal or otherwise prohibited, or if any Order enjoining Buyer or Seller from consummating the Contemplated Transactions is entered and such Order shall have become final and nonappealable; and

          (f) By Seller or Buyer, if the Closing shall not have occurred on or before February 28, 1997.

          SECTION 7.2 Effect of Termination; Right to Proceed. In the event that this Agreement shall be terminated pursuant to Section 7.1, all further obligations of the parties under the Agreement shall terminate without further liability of any party hereunder except (i) to the extent that a party has made a material misrepresentation hereunder or committed a breach of the material covenants and agreements imposed upon it hereunder; (ii) to the extent that any condition to a party's obligations hereunder became incapable of fulfillment because of the breach by the other party of its obligations hereunder and (iii) that the covenants and agreements contained in Sections 4.7 and 4.8 shall survive the termination hereof. In the event that a condition precedent to its obligation is not met, nothing contained herein shall be deemed to require any party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Contemplated Transactions.


                                  ARTICLE VIII

                                  MISCELLANEOUS


          SECTION 8.1 Mediation. In the event of a dispute arising out of this Agreement, the parties agree to participate in mediation pursuant to the mediation rules of the American Arbitration Association. Participation in good faith in such a mediation proceeding shall be a condition precedent to the initiation by either party of legal proceedings. The costs and expenses associated with the mediation shall be shared equally by the parties.

          SECTION 8.2 Notices. (a) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand or by recognized overnight courier, telecopied or mailed (by registered or certified mail, postage prepaid) as follows:

                        (i)         if to Buyer, one copy to:

                                    William Greenberg Jr. Desserts
                                       & Cafes, Inc.
                                    533 West 47th Street
                                    New York, New York  10036
                                    Attention:  Stephen Fass, President
                                    Telephone:  (212) 586-7600
                                    Fax No.:  (212) 586-2418

                                    with a simultaneous copy to:

                                    Baer Marks & Upham LLP
                                    805 Third Avenue
                                    New York, New York  10022
                                    Attention:  Samuel F. Ottensoser, Esq.
                                    Telephone:  (212) 702-5962
                                    Fax No.:  (212) 702-5941

                       (ii)         if to Seller, one copy to:

                                    J.M. Specialties
                                    222 New Road
                                    Parsippany, New Jersey  07054
                                    Attention:  Philip Grabow, President
                                    Telephone:  (201) 808-8268
                                    Fax No.:  (201) 808-0203

                                    with a simultaneous copy to:

                                    Lowenstein, Sandler, Kohl,
                                       Fisher & Boylan
                                    65 Livingston Avenue
                                    Roseland, New Jersey  07065
                                    Attention:  Alan Wovsaniker
                                    Telephone:  (201) 992-8700
                                    Fax No.:  (201) 992-5820

          (b) Each such notice or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in Section 8.2(a) (with confirmation of transmission) or (ii) if given by any other means, when delivered at the address specified in Section 8.2(a). Any party by notice given in accordance with this Section 8.2 to the other party may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.

          SECTION 8.3 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), contains the entire agreement between the parties with respect to the subject matter hereof and related transactions and supersedes all prior agreements, written or oral, with respect thereto.

          SECTION 8.4 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

          SECTION 8.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws rules thereof.

          SECTION 8.6 Waiver of Jury Trial. In connection with any suit, action or proceeding arising out of or in connection herewith, the parties waive the right to trial by jury.

          SECTION 8.7 Binding Effect; No Assignment. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and legal representatives. This Agreement may not be assigned by a party without the express written consent of the others and any purported assignment, unless so consented to, shall be void and without effect. Nothing herein express or implied is intended or shall be construed to confer upon or to give anyone other than the parties hereto and their respective heirs, legal representatives and successors any rights or benefits under or by reason of this Agreement, and no other Person shall have any right to enforce any of the provisions of this Agreement.

          SECTION 8.8 Exhibits. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement. The disclosure contained in any one Schedule to this Agreement, if by its description in such Schedule is clearly applicable to other Sections of this Agreement, will also be deemed to have been made with respect to such other Sections even if such disclosure is not repeated in any other Schedules.

          SECTION 8.9 Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.

          SECTION 8.10 Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.


                                   ARTICLE IX

                                   DEFINITIONS

          SECTION 9.1 Definitions. (a) The following terms, as used herein, have the following meanings:

          "Acquisition Proposal" shall mean any proposal for the acquisition of, or merger or other business combination involving the Company or the sale of the JMS Shares or the sale of any Controlling equity interest in, or the Business or substantially all the assets of, the Company, other than the transactions contemplated by this Agreement.

          "Affiliate" of any Person shall mean any other Person directly or indirectly through one or more intermediary Persons, Controlling, Controlled by or under common control with such Person.

          "Agreement" or "this Agreement" shall mean, and the words "herein", "hereof" and "hereunder" and words of similar import shall refer to, this agreement as it from time to time may be amended.

          "Assets" shall mean properties, rights, interests and assets of every kind, real, personal or mixed, tangible and intangible.

          "Buyer Balance Sheet" shall means the balance sheet dated September 30, 1996 included in the Buyer Financial Statements.

          "Buyer Financial Statements" shall mean the audited balance sheet of the Company as of December 31, 1995 and 1994, and the related statements of income and retained earnings, and cash flows for the years then ended and (ii) the unaudited balance sheet of the Company as at September 30, 1996 and 1995 and the related statements of income and retained earnings and cash flows for the periods then ended

          "Buyer Subsidiary" or "Buyer Subsidiaries" shall mean any corporation or other business venture or majority of the voting stock of which is owned, directly or indirectly, by the Buyer.

          "Claims" shall mean any actions, suits, claims, counterclaims or legal, administrative or arbitral proceedings or investigations of any kind.

          "Code" shall mean the Internal Revenue Code of 1986, as amended.

          "Company Balance Sheet" shall means the balance sheet dated September 30, 1996 included in the Company Financial Statements.

          "Condition of the Buyer" shall mean the business (including the continued operation thereof in the manner currently conducted), assets, properties, prospects, condition (financial or otherwise) or the results of operations of the Buyer.

          "Condition  of the  Company"  shall mean the business  (including  the continued operation thereof in the manner currently conducted), assets, properties, prospects, condition (financial or otherwise) or the results of operations of the Company.

          "Contract" shall mean any contract, agreement, indenture, note, bond, lease, conditional sale contract, mortgage, license, franchise, instrument, commitment or other binding agreement, whether written or oral, including all amendments thereto.

          "Contractor" shall mean a person retained to design, create, assemble, produce, package or deliver products.

          "Control" with respect to any Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other Persons by or through stock ownership, agency or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "GAAP" shall mean generally accepted accounting principles.

          "Governmental Body" shall mean any government or political subdivision thereof whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision or any court or arbitrator.

          "IRS" shall mean the Internal Revenue Service.

          The term "knowledge" with respect to (a) any individual shall mean actual knowledge and (b) any corporation shall mean the actual knowledge of the directors or the executive officers of such corporation; and "knows" has a correlative meaning.

          "Law" shall mean any law, statute, code, ordinance, rule, regulation or other requirement.

          "Liability" or "Liabilities" shall mean any direct or indirect indebtedness, liability, assessment, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, actual or potential, contingent or otherwise (including any liability under any guaranties, letters of credit, performance credits or with respect to insurance loss accruals).

          "Lien" shall mean, with respect to any asset or interest, any mortgage, lien (including mechanics, warehousemen, laborers and landlords liens), claim, pledge, charge, security interest, preemptive right, right of first refusal, option, judgment, title defect, or encumbrance of any kind in respect of or affecting such asset or interest.

          "Order" shall mean any order, judgment, injunction, award, citation, decree, consent or writ.

          "Person" shall mean an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or other entity, including a government or political subdivision or an agency or instrumentality thereof.

          "Regulations" shall mean the Income Tax Regulations issued with respect to the Code.

          "Return" or "Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other Tax Authority.

          "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") shall mean (i) any net income, gross income, gross receipts, sales, use, ad valorem, transfer, transfer gains, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, rent, recording, occupation, premium, real or personal property, intangibles, environmental or windfall profits tax, alternative or add-on minimum tax, customs duty or other tax, fee, duty, levy, impost, assessment or charge of any kind whatsoever (including but not limited to taxes assessed to real property and water and sewer rents relating thereto), together with any interest and any penalty, addition to tax or additional amount imposed by any Governmental Body (domestic or foreign) (a "Tax Authority") responsible for the imposition of any such tax); (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of the Company or the Buyer or its Subsidiaries, as the case may be, being a member of an affiliated or combined group with any other corporation at any time on or prior to the Closing Date and (iii) any liability of the Company for the payment of any amounts of the type described in the immediately preceding clause
(i) as a result of a contractual obligation to indemnify any other Person.

          (b) The following terms are defined in the following  sections of this
Agreement:

         Term                                                     Section

         1933 Act                                                 2.4
         Business                                                 Recital
         Buyer                                                    Recital
         Buyer Common Stock                                       1.2(b)
         Buyer Group                                              3.11
         Buyer Holding Company                                    4.10(a)
         Buyer Required Consents                                  3.4
         Buyer Securities                                         2.27
         Buyer SEC Reports                                        3.5
         Closing                                                  1.3
         Closing Date                                             1.3
         Commission                                               3.5
         Company                                                  Recital
         Company Common Stock                                     2.3
         Company Financial Statements                             2.8(a)
         Company Leased Real Property                             2.12
         Company Permitted Liens                                  2.12(e)
         Company Receivables                                      2.18
         Company Tangible Property                                2.12(c)
         Contemplated Transactions                                2.2
         Employment Agreement                                     5.1(f)
         Environmental Laws                                       2.24
         Group                                                    2.17
         JMS Shares                                               Recital
         Market Value                                             1.2(b)
         Permits                                                  2.10(a)
         Proposed Contracts                                       2.15(a)(xxi)
         Purchase Price                                           1.2
         Representatives                                          4.2(a)

         Seller Required Consents                                 2.5
         Seller                                                   Recital
         Transaction Documents                                    2.2
         Warrants                                                 1.2(c)

          SECTION 9.2 Interpretation. Unless the context otherwise requires, the terms defined in Section 9.1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

          IN WITNESS WHEREOF, the undersigned have executed this Stock Purchase Agreement as of the date set forth above.


                                         BUYER:

                                         WILLIAM GREENBERG JR. DESSERTS AND
                                             CAFES, INC.


                                          By: /s/Stephen Fass, President
                                              ______________________________
                                              Stephen Fass, President



                                          SELLER:


                                          /s/Philip Grabow
                                          __________________________________
                                          Philip Grabow

                                   EXHIBIT B

                                WARRANT AGREEMENT



          WARRANT AGREEMENT, dated as of January 23, 1997, between WILLIAM GREENBERG JR. DESSERTS & CAFES, INC., a New York corporation (the "Company"), and PHILIP GRABOW (the "Holder").

          WHEREAS, the Company desires to provide for the issuance of Warrants to the Holder upon the terms and conditions provided herein,

          NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the parties hereto agree as follows:

          SECTION 1. Definitions. As used herein, the following terms shall have the following meanings, unless the context shall otherwise require:

          1.1 "Affiliate" shall mean any person or entity who controls, is controlled by or is under common control with, the Company. For purposes of this definition, "control" means the power to direct the management and policies of any person or entity, directly or indirectly, whether through the ownership of securities, by contract or otherwise.

          1.2 "Common Stock" shall mean stock of the Company of any class, whether now or hereafter authorized, which has the right to participate in the voting (other than by reason of the happening of any contingency) and in the distribution of earnings and assets of the Company without limit as to amount or percentage.

          1.3 "Exercise Date" shall mean the date on which the Company shall have received both (i) the Warrant Certificate representing this Warrant, with the exercise form thereon duly executed by the Holder hereof or his attorney duly authorized in writing, and (ii) payment in cash or by check made payable to the Company, of the amount in lawful money of the United States of America equal to the applicable Purchase Price.

          1.4 "Initial Warrant Exercise Date" shall mean January 23, 1997.

          1.5 "Market Price" per share of Common Stock on any date means the average of the daily closing prices for 30 consecutive trading days commencing 45 trading days before the date of such computation. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case on the principal national securities exchange on which the securities are listed or admitted to trading or, if not so listed or admitted to trading, the last sale price regular way for the security published by Nasdaq or if no such sale takes place on such day, the mean between the closing bid and asked prices for the security as published by Nasdaq. In the absence of one or more such quotations, the Company shall determine the Market Price in good faith, based on the best information available to it.

          1.6 "Purchase Price" shall mean, subject to modification and adjustment as provided in Section 8, $2.50 and further subject to the Company's right, in its sole discretion, to decrease the Purchase Price for a period of not less than 30 days on not less than 30 days' prior written notice to the Registered Holder.

          1.7  "Registered  Holder"  shall  mean the  person  in whose  name any
certificate   representing  the  Warrants  shall  be  registered  on  the  books maintained by the Company pursuant to Section 6.

          1.8 "Subsidiary" or "Subsidiaries" shall mean any corporation or corporations, as the case may be, of which stock having ordinary power to elect a majority of the Board of Directors of such corporation (regardless of whether or not at the time stock of any other class or classes of such corporation shall have or may have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by one or more Subsidiaries, or by the Company and one or more Subsidiaries.

          1.9 "Warrant Certificate" shall mean a certificate representing each of the Warrants substantially in the form annexed hereto as Exhibit A.

          1.10 "Warrant Expiration Date" shall mean December 31, 2000 or, if such date in the State of New York be a holiday or a day on which banks are authorized to close, then 5:00 p.m. (New York time) on the next following day which in the State of New York is not a holiday or a day on which banks are authorized to close, subject to the Company's right, prior to the Warrant Expiration Date, in its sole discretion, to extend such Warrant Expiration Date on five (5) business days prior written notice to the Registered Holders.


            SECTION 2. Warrants and Issuance of Warrant Certificates

          2.1 One Warrant shall initially entitle the Registered Holder of the Warrant Certificate representing such Warrant to purchase at the Purchase Price therefor from the Initial Warrant Exercise Date until the Warrant Expiration Date one share of Common Stock upon the exercise thereof, subject to modification and adjustment as provided in Section 8.

          2.2 The Company shall issue Warrant Certificates representing 350,000 Warrants to the Registered Holder to purchase up to an aggregate of 350,000 shares of Common Stock (subject to modification and adjustment as provided in Section 8).

          2.3 From time to time, up to the Warrant Expiration Date, as the case may be, the Company shall countersign and deliver Warrant Certificates in required denominations of one or whole number multiples thereof to the person entitled thereto in connection with any transfer or exchange permitted under this Agreement. Except as provided in Section 7 hereof, no Warrant Certificates shall be issued except (i) Warrant Certificates initially issued pursuant to
Section 2.2 hereof, (ii) Warrant Certificates issued upon any transfer or exchange of Warrants, (iii) Warrant Certificates issued in replacement of lost, stolen, destroyed or mutilated Warrant Certificates pursuant to Section 7, and
(iv) at the option of the Company, Warrant Certificates in such form as may be approved by its Board of Directors, to reflect any adjustment or change in the Purchase Price, the number of shares of Common Stock purchasable upon exercise of the Warrants therefor made pursuant to Section 8 hereof.

          SECTION 3. Form and Execution of Warrant Certificates

          3.1 The Warrant Certificates shall be substantially in the form annexed hereto as Exhibit A (the provisions of which are hereby incorporated herein) and may have such letters, numbers or other marks of identification or designation and such other legends, summaries or endorsements printed, lithographed or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Warrants may be listed, or to conform to usage. The Warrant Certificates shall be dated the date of issuance thereof (whether upon initial issuance, transfer, exchange or in lieu of mutilated, lost, stolen or destroyed Warrant Certificates).

          3.2 Each Warrant originally issued and each Warrant issued upon direct or indirect transfer or in substitution for any Warrant, and each certificate for shares of Common Stock issued upon the exercise of any Warrant and each certificate issued upon the direct or indirect transfer of any such shares shall be stamped or otherwise imprinted with a legend in substantially the form set forth on the Warrant Certificate annexed as Exhibit A hereto.

          3.3 Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President and by its Treasurer or an Assistant Treasurer or its Secretary or an Assistant Secretary, by manual signatures or by facsimile signatures printed thereon, and shall have imprinted thereon a facsimile of the Company's seal.

          SECTION 4. Exercise

          4.1 Warrants in denominations of one or whole number multiples thereof may be exercised commencing at any time on or after the Initial Warrant Exercise Date, but not after the Warrant Expiration Date, upon the terms and subject to the conditions set forth herein (including the provisions set forth in Section 5 hereof) and in the applicable Warrant Certificate. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date, provided that the Warrant Certificate representing such Warrant, with the exercise form thereon (substantially in the form of Exhibit B hereto) duly executed by the Registered Holder thereof or his attorney duly authorized in writing, together with payment in cash or by check made payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price has been received in good funds by the Company. The person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder of such securities as of the close of business on the Exercise Date. If more than one Warrant Certificate shall be exercised at one time by the same Registered Holder, the number of full shares of Common Stock which shall be issuable upon exercise thereof shall be computed on the basis of the aggregate number of full shares of Common Stock issuable upon such exercise. As soon as practicable on or after the Exercise Date, the Company shall cause to be issued to the person or persons entitled to receive the same a Common Stock certificate or certificates for the shares of Common Stock deliverable upon such exercise, and the Company shall deliver the same to the person or persons entitled thereto.

          4.2 The Company shall not be obligated to issue any fractional share interests or fractional Warrant interests upon the exercise of any Warrant or Warrants, nor shall it be obligated to issue scrip or pay cash in lieu of fractional interests. Any fraction equal to or greater than one-half shall be rounded up to the next full share or Warrant, as the case may be, and any fraction less than one-half shall be eliminated.

          SECTION 5. Reservation of Shares; Charges; etc.

          5.1 The Company covenants that it will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon exercise of Warrants, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which shall be issuable upon exercise of the Warrants shall, at the time of delivery thereof and upon payment of the Purchase Price with respect thereto, be duly and validly issued and fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof except for taxes and other charges payable by the holder as provided in Section 5.2, and that upon issuance such shares shall be listed on each securities exchange, if any, on which the other shares of outstanding Common Stock of the Company are then listed.

          5.2 The Company shall pay all documentary, stamp or similar taxes and other governmental charges that may be imposed with respect to the issuance of Warrants, or the issuance or delivery of any shares of Common Stock upon exercise of the Warrants; provided, however, that if shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant Certificate representing any Warrant being exercised, then no such delivery shall be made unless the person requesting the same has paid to the Company the amount of transfer taxes or charges incident thereto, if any.

          SECTION 6. Exchange and Registration of Transfer

          6.1 Warrant Certificates may be exchanged for other Warrant Certificates representing an equal aggregate number of Warrants or, subject to the restrictions on transfer set forth in the legend imprinted on the Warrant Certificate, may be transferred in whole or in part. Warrant Certificates to be so exchanged shall be surrendered to the Company at 533 West 47th Street, New York, New York 10036, and the Company shall execute, issue and deliver in exchange therefor the Warrant Certificate or Certificates which the Registered Holder making the exchange shall be entitled to receive.

          6.2 The Company shall keep, at such office, books in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates and the transfer thereof. Upon due presentment for registration of transfer of any Warrant Certificate at such office, the Company shall execute and shall issue and deliver to the transferee or transferees a new Warrant Certificate or Certificates representing an equal aggregate number of Warrants.

          6.3 With respect to any Warrant Certificates presented for registration of transfer, an assignment form substantially in the form of Exhibit C shall be duly endorsed or be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the Registered Holder thereof or his attorney duly authorized in writing.

          6.4 No service charge shall be made for any exchange or registration of transfer of Warrant Certificates. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

          6.5 All Warrant Certificates surrendered for exercise or for exchange shall be promptly canceled by the Company.

          6.6 Prior to due presentment for registration or transfer thereof, the Company may deem and treat the Registered Holder of any Warrant Certificate as the absolute owner thereof of each Warrant represented thereby (notwithstanding any notations of ownership or writing thereon made by anyone other than the Company) for all purposes and shall not be affected by any notice to the contrary.

          SECTION 7. Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Warrant Certificate and (in the case of loss, theft or destruction) of indemnity satisfactory to it, and (in case of mutilation) upon surrender and cancellation thereof, the Company shall execute and deliver in lieu thereof a new Warrant Certificate representing an equal aggregate number of Warrants. Applicants for a substitute Warrant Certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

          SECTION 8. Adjustment of Purchase Price and Number of Shares of Common
                     Stock Deliverable.

          8.1 (a) Except as hereinafter provided, in the event the Company shall, at any time or from time to time after the date hereof, sell or issue any shares of Common Stock for a consideration per share less than 95% of the Market Price or issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Purchase Price for the Warrants (whether or not the same shall be issued and outstanding) in effect immediately prior to such Change of Shares shall be changed to a price (including any applicable fraction of a cent to the nearest cent) determined by multiplying the Purchase Price in effect immediately prior to such Change of Shares by a fraction the numerator of which shall be the sum of (i) the total number of shares of Common Stock outstanding immediately prior to such Change of Shares, and (ii) the aggregate consideration, if any, received by the Company upon such Change of Shares divided by the Market Price immediately prior to such Change of Shares, and the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such Change of Shares; provided, however, that in no event shall the Purchase Price be adjusted pursuant to this computation to an amount in excess of the Purchase Price in effect immediately prior to such computation, except in the case of a combination of outstanding shares of Common Stock.

          (b) For the purposes of any  adjustment to be made in accordance  with
Section 8.1(a) the following provisions shall be applicable:

          (i) In case of the issuance or sale of shares of Common Stock (or of other securities deemed hereunder to involve the issuance or sale of shares of Common Stock) for a consideration part or all of which shall be cash, the amount of the cash portion of the consideration therefor deemed to have been received by the Company shall be (A) the subscription price, if shares of Common Stock are offered by the Company for subscription, or (B) the public offering price (before deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services), if such securities are sold to underwriters or dealers for public offering without a subscription offering, or (C) the gross amount of cash actually received by the Company for such securities in any other case, in each case, without deduction for any expenses incurred by the Company in connection with such transaction.

          (ii) In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company) of shares of Common Stock (or of other securities deemed hereunder to involve the issuance or sale of shares of Common Stock) for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash deemed to have been received by the Company shall be the value of such consideration as determined in good faith by the Board of Directors of the Company.

          (iii) Shares of Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration.

          (iv) The reclassification of securities of the Company other than shares of Common Stock into securities including shares of Common Stock shall be deemed to involve the issuance of such shares of Common Stock for a consideration other than cash immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such shares, and the value of the consideration allocable to such shares of Common Stock shall be determined as provided in Section 8.1(b)(ii).

          (v) The number of shares of Common Stock at any one time outstanding shall be deemed to include the aggregate maximum number of shares issuable (subject to readjustment upon the actual issuance thereof) upon the exercise of options, rights or warrants and upon the conversion or exchange of convertible or exchangeable securities.

          (c) Upon  each  adjustment  of the  Purchase  Price  pursuant  to this
Section 8, the number of shares of Common Stock purchasable upon the exercise of each Warrant shall be the number derived by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment by the Purchase Price in effect prior to such adjustment and dividing the product so obtained by the applicable adjusted Purchase Price.

          8.2 Except as hereinafter provided, in case the Company shall at any time after the date hereof issue options, rights or warrants to subscribe for shares of Common Stock, or issue any securities convertible into or exchangeable for shares of Common Stock, for a consideration per share (determined as provided in Section 8.1 and as provided below) less than 95% of the Market Price in effect immediately prior to the earlier of the issuance of such options, rights or warrants, or such convertible or exchangeable securities or the record date therefor, or without consideration (including the issuance of any such securities by way of dividend or other distribution), the Purchase Price for the Warrants (whether or not the same shall be issued and outstanding) in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities, as the case may be, shall be reduced to a price determined by making the computation in accordance with the provisions of Section 8.1 hereof, provided that:

          (a) The aggregate maximum number of shares of Common Stock, as the case may be, issuable or that may become issuable under such options, rights or warrants (assuming exercise in full even if not then currently exercisable or currently exercisable in full) shall be deemed to be issued and outstanding at the time such options, rights or warrants were issued, for a consideration equal to the minimum purchase or exercise price per share provided for in such options, rights or warrants at the time of issuance, plus the consideration, if any, received by the Company upon the issuance of such options, rights or warrants (without deduction for expenses incurred or amounts paid to any underwriter by the Company in connection with such issuance); provided, however, that upon the expiration or other termination of such options, rights or warrants, if any thereof shall not have been exercised, the number of shares of Common Stock deemed to be issued and outstanding pursuant to this Section 8.2(a) (and for the purposes of Section 8.1(b)(v) hereof) shall be reduced by the number of shares as to which options, warrants and/or rights shall have expired, and such number of shares shall no longer be deemed to be issued and outstanding, and the Purchase Price then in effect shall forthwith be readjusted and thereafter be the price that it would have been had adjustment been made on the basis of the issuance only of the shares actually issued plus the shares remaining issuable upon the exercise of those options, rights or warrants as to which the exercise rights shall not have expired or terminated unexercised.

          (b) The aggregate maximum number of shares of Common Stock issuable or that may become issuable upon conversion or exchange of any convertible or exchangeable securities (assuming conversion or exchange in full even if not then currently convertible or exchangeable in full) shall be deemed to be issued and outstanding at the time of issuance of such securities, for a consideration equal to the consideration received by the Company upon the issuance of such securities (without deduction for expenses incurred or amounts paid to any underwriter in connection with such issuance), plus the minimum consideration, if any, receivable by the Company upon the conversion or exchange thereof; provided, however, that upon the termination of the right to convert or exchange such convertible or exchangeable securities (whether by reason of redemption or otherwise), the number of shares of Common Stock deemed to be issued and outstanding pursuant to this Section 8.2(b) (and for the purposes of
Section 8.1(b)(v) hereof) shall be reduced by the number of shares as to which the conversion or exchange rights shall have expired or terminated unexercised, and such number of shares shall no longer be deemed to be issued and outstanding, and the Purchase Price then in effect shall forthwith be readjusted and thereafter be the price that it would have been had adjustment been made on the basis of the issuance only of the shares actually issued plus the shares remaining issuable upon conversion or exchange of those convertible or exchangeable securities as to which the conversion or exchange rights shall not have expired or terminated unexercised.

          (c) If any change shall occur in the price per share provided for in any of the options, rights or warrants referred to in Section 8.2(a), or in the price per share or ratio at which the securities referred to in Section 8.2(b) are convertible or exchangeable (in either case, other than changes in such prices or ratios arising pursuant to antidilution adjustments in such options, rights, warrants, convertible or exchangeable securities or the instruments pursuant to which they were issued, provided that such options, rights, warrants, convertible or exchangeable securities or instruments pursuant to which they were issued do not contain antidilution provisions any more favorable to the holder thereof than those contained herein) such options, rights or warrants or conversion or exchange rights, as the case may be, to the extent not theretofore exercised, shall be deemed to have expired or terminated on the date when such price change became effective in respect of shares not theretofore issued pursuant to the exercise or conversion or exchange thereof, and the Company shall be deemed to have issued upon such date new options, rights or warrants or convertible or exchangeable securities.

          8.3 In case of any reclassification or change of outstanding shares of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination), or in case of any consolidation or merger of the Company with or into another corporation (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the then outstanding shares of Common Stock or other capital stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of subdivision or combination)) or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, then, as a condition of such reclassification, change, consolidation, merger, sale or conveyance, the Company, or such successor or purchasing corporation, as the case may be, shall make lawful and adequate provision whereby the Registered Holder of each Warrant then outstanding shall have the right thereafter to receive on exercise of such Warrant the kind and amount of securities and property receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of securities issuable upon exercise of such Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Such provisions shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Sections 8.1 and 8.2. The above provisions of this Section 8.3 shall similarly apply to successive reclassification and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

          8.4 Irrespective of any adjustments or changes in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, the Warrant Certificates theretofore and thereafter issued shall continue to express the Purchase Price per share and the number of shares purchasable thereunder as the Purchase Price per share and the number of shares purchasable thereunder were expressed in the Warrant Certificates when the same were originally issued.

          8.5 After each  adjustment  of the  Purchase  Price  pursuant  to this
Section 8, the Company will promptly prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (i) the Purchase Price as so adjusted, (ii) the number of shares of Common Stock purchasable upon exercise of each Warrant, after such adjustment, and (iii) a brief statement of the facts accounting for such adjustment. The Company will cause a brief summary thereof to be sent by ordinary first class mail to each Registered Holder at his last address as it shall appear on the books of the Company. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity thereof except as to the holder to whom the Company failed to mail such notice, or except as to the holder whose notice was defective. The affidavit of the Secretary or an Assistant Secretary of the Company that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

          8.6 No adjustment of the Purchase Price or in the number of shares of Common Stock issuable upon exercise of the Warrants shall be made as a result of or in connection with (a) the issuance or sale of shares of Common Stock pursuant to options, warrants, stock purchase agreements and convertible or exchangeable securities outstanding, in effect or issued on the date hereof or authorized to be issued after the date hereof pursuant to the provisions of this
Section 8.6, (b) the issuance of options to purchase shares of Common Stock, whether or not such options were outstanding on the date hereof, issued in connection with any outstanding stock option plan or similar plan, (c) the issuance or sale of shares of Common Stock upon the exercise of options referred to in Section 8.6(b) above, (d) the issuance of shares of Common Stock underlying any option or warrant in effect or provided for as of the date hereof, or (e) the issuance or sale of shares of Common Stock if the amount of said adjustment shall be less than $.10, provided, however, that in such case, any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment that shall amount, together with any adjustment so carried forward, to at least $.10. In addition, Registered Holders shall not be entitled to cash dividends paid by the Company prior to the exercise of any Warrant or Warrants held by them.

          SECTION 9. Redemption of Warrants.

          9.1 Redemption by the Company. (a) Commencing six months from the date of this Agreement and from time to time thereafter, the Company will have the right on not less than 30 days prior written notice to redeem the Warrants in the installments set forth below, at a redemption price of $.10 per Warrant, exercisable once every three months, if the Common Stock trades at the designated levels set forth below for at least five trading days prior to the end of the month proceeding the date on which the redemption right may be exercised. The number of Warrants that may be redeemed from all Holders and the designated price levels are as follows:

  Amount of Warrants that may                     If the Common Stock trades for
be redeemed from all Holders                       the prescribed period at or
(expressed as a percentage                      above the indicated prices below
of the original amount issued)
           20%                                              $5.50
           20%                                              $6.00
           20%                                              $6.50
           20%                                              $7.00
           20%                                              $7.50

          (b) In case the Company shall desire to exercise its rights to so redeem the Warrants, its shall mail a notice of redemption to each of the Registered Holders of the Warrants to be redeemed, first class, postage prepaid, not later than 30 days prior to the date fixed for redemption (the "Redemption Date"), at their last address as they shall appear on the records of the Company. Any notice mailed in the manner provided herein shall be conclusively presumed to have been duly given whether or not the Registered Holder receives such notice.

          (c) The notice of redemption  shall state:  (i) the redemption  price,
(ii) the Redemption Date, (iii) the place where the Warrant Certificates shall be delivered and the redemption price paid; and (iv) that the right to exercise the Warrant shall terminate at 5 p.m. (New York City time) on the business day immediately preceding the Redemption Date. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption except as to a Holder (A) to whom notice was not mailed or (B) whose notice was defective. An affidavit of the Secretary or an Assistant Secretary of the Company that notice of redemption has been mailed, in the absence of fraud, shall be prima facie evidence of the facts stated therein.

          (d) Any right to exercise a Warrant that has been called for redemption shall terminate at 5 p.m. (New York City time) on the business day immediately preceding the Redemption Date. On and after the Redemption Date, Holders of the redeemed Warrants shall have no further rights except to receive, upon surrender of the redeemed Warrant, the redemption price.

          (e) From and after the Redemption Date, the Company shall, at the price specified in the notice of redemption, upon presentation and surrender to the Company by or on behalf of the Registered Holder thereof of one or more Warrants to be redeemed, deliver or cause to be delivered to or upon the written order of such Holder a sum in cash equal to the redemption price of each such Warrant. From and after the Redemption Date and upon the deposit or setting aside by the Company of a sum sufficient to redeem all the Warrants called for redemption, such Warrants shall expire and become void and all rights hereunder and under the Warrant Certificates, except the right to receive payment of the redemption price, shall cease.

          9.2 Redemption at the Election of Holders. (a) During the sixty-day period prior to the Warrant Expiration Date (unless the Warrants shall theretofore have been redeemed or exercised), each Holder will have the right to require the Company to repurchase the Warrants from such Holder for a consideration consisting of $.10 per Warrant plus .40 of a share of Common Stock.

          (b) In the case a Holder shall desire to exercise such right, it shall give written notice thereof the Company, first class, postage prepaid at the then principal office of the Company.

          (c) The Holder's notice, to be effective, shall specify the number of Warrants to be repurchased by the Company and shall be accompanied by the Warrant Certificates relating thereto duly endorsed for transfer to the Company.

          (d) Any right to exercise a Warrant that has been surrendered to the Company pursuant to the provisions of Section 9.2(c) shall terminate on the date of such surrender (the "Surrender Date"). On and after the Surrender Date, Holders of the surrendered Warrants shall have no further rights except to receive the redemption price consisting of cash and Common Stock.

          (e) Promptly after the Surrender Date, the Company shall cause to be delivered to or upon the written order of such Holder a sum in cash equal to the redemption price for each Warrant plus a Certificate evidencing .40 share of Common Stock for each Warrant. From and after the Surrender Date and upon the deposit or setting aside by the Company of a sum sufficient to repurchase all Warrants called for repurchase, such Warrants shall expire and become void and all rights hereunder and under the Warrant Certificates, except the right to receive payment of the redemption price and the applicable number of shares of Common Stock, shall cease.

          SECTION 10. Modification of Agreement. This Agreement may not be modified, supplemented or altered in any respect except with the consent in writing of the Registered Holders and the Company.

          SECTION 11. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first-class postage prepaid, or delivered to a telegraph office for transmission if to the Registered Holder of a Warrant Certificate, at the address of such holder as shown on the registry books maintained by the Company; if to the Company at 535 West 47th Street, 6th Floor, New York, New York 10036, Attention: President, or at such other address as may have been furnished to the Registered Holder in writing by the Company.

          SECTION 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of laws.

          SECTION 13. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the holders from time to time of Warrant Certificates. Except as hereinafter stated, nothing in this Agreement is intended or shall be construed to confer upon any other person any right, remedy or claim or to impose upon any other person any duty, liability or obligation.

          SECTION 14. Counterparts. This Agreement may be executed in one or more counterparts, which taken together shall constitute a single document.

          IN WITNESS WHEREOF, the parties hereto have caused this Warrant Agreement to be duly executed as of the 23rd day of January, 1997.


                                    WILLIAM GREENBERG JR. DESSERTS & CAFES, INC.


                                     By: /s/Stephen Fass, President
                                         ___________________________________
                                         Stephen Fass, President



                                         /s/Philip Grabow
                                         ____________________________________
                                         Philip Grabow


                                   EXHIBIT C


                          REGISTRATION RIGHTS AGREEMENT


          REGISTRATION RIGHTS AGREEMENT, dated as of January 23, 1997, by and between William Greenberg Jr. Desserts & Cafes, Inc., a New York corporation (the "Company"), and Philip Grabow (the "Holder"):

          WHEREAS, pursuant to the Stock Purchase Agreement dated January 17, 1997 (which, together with the exhibits thereto or referred to therein and any amendment or supplement thereto, is referred to herein as the "Stock Purchase Agreement"), the Company is offering 350,000 Warrants (as that term is defined and described in the Stock Purchase Agreement) at a purchase price of $2.50 per Warrant for an aggregate gross purchase price of $825,000 for the sale of all the Warrants; and

          WHEREAS, pursuant to the Stock Purchase Agreement, the Company is giving 500,000 Shares of Buyer Common Stock (as that term is defined and described in the Stock Purchase Agreement) as part of the Purchase Price; and

          WHEREAS, pursuant to a Warrant Agreement dated of even date herewith (the "Warrant Agreement") between the Company and the Holder, the Holder has purchased Warrants;

          WHEREAS, as further inducement for the Holders to purchase Warrants from the Company, the Company desires to undertake to register the shares of common stock of the Company, par value $.001 per share, issuable upon exercise of the Warrants (the "Shares") under the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the "Securities Act"), in accordance with, and subject to, the terms and conditions hereof.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and in the Warrant Agreement, the Company and the Holder hereby agree as follows:

          1. Registration Rights

          (a) "Piggyback Registration." If the Company at any time after the expiration of six months from the date hereof proposes to file a registration statement under the Securities Act (other than a registration statement on Form S-4 or Form S-8 (or any successor thereto) or in connection with an exchange offer of securities solely to existing stockholders or employees of the Company), the Company shall strongly request that the managing underwriter (if any) of such underwritten offering include the Shares in such registration. If such managing underwriter agrees to include any of the Shares in the offering, the Company shall at such time give prompt written notice to all Holders of its intention to effect such registration and of such Holders' rights under such proposed registration, and upon the request of any Holder delivered to the Company within twenty (20) days after giving such notice (which request shall specify the Shares intended to be disposed of by such Holder and the intended method of disposition thereof), the Company shall include such Shares held by each such Holder requested to be included in such registration; provided, however, that:

          (i) If, at any time after giving such written notice of the Company's intention to register any of the Holder's Shares and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay the registration of such Shares, at its sole election, the Company may give written notice of such determination to each Holder and thereupon shall be relieved of its obligation to register any Shares issued or issuable in connection with such registration (but not from its obligation to pay registration expenses in connection therewith or to register the Shares in a subsequent registration); and in the case of a determination to delay a registration shall thereupon be permitted to delay registering any Shares for the same period as the delay in respect of securities being registered for the Company's own account.

          (ii) If the managing underwriter in such underwritten offering shall advise the Company that it declines to include a portion or all of the Shares requested by the Holders to be included in the registration statement, then distribution of all or a specified portion of the Shares shall be excluded from such registration statement (in case of an exclusion as to a portion of such Shares, such portion to be allocated among such Holders in proportion to the respective numbers of Shares requested to be registered by each such Holder). In such event the Company shall give the Holder prompt notice of the number of Shares excluded.

          (b) Demand Registration. To the extent that all the Holder's Shares have not been registered pursuant to Section 1(a), at any time commencing six
(6) months from the date hereof, the Holders of the Shares shall have the right, on one occasion, exercisable by written notice to the Company from the Holders of a majority in interest of the unregistered Shares, to have the Company prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (or other appropriate form), and such other documents, including a prospectus, as may be necessary in the opinion of both counsel for the Company and counsel for the Holders, in order to comply with the provisions of the Securities Act, so as to permit a public offering and sale, for a period of nine (9) months, of the Shares. Notwithstanding the foregoing, if the Company shall furnish to the Holders demanding registration under this
Section 1(b) a certificate signed by the president of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed at that time, and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer the commencement of such a filing for a period of not more than 180 days after receipt of the request of such Holders.

          (c) Cooperation with Company. Each Holder hereby agrees to cooperate with the Company in all respects in connection with this Agreement, including, timely supplying all information reasonably requested by the Company and executing and returning all documents reasonably requested in connection with the registration and sale of the Shares.


          2. Registration Procedures. In connection with the registration of any of the Shares under the Securities Act in accordance with this Agreement, the Company shall (except as otherwise provided in this Agreement):

          (a) prepare and file with the Commission a registration statement (and concurrently provide a copy thereof to the Holder) and use commercially reasonable efforts to have such registration statement declared effective and the Company will notify the Holder, (i) when such registration statement has become effective; and (ii) when any post-effective amendment to such registration statement becomes effective;

          (b) for a period of 9 months (if requested by the Holder) from the effective date of the registration statement or such shorter period which will terminate when all the Shares of the Holder covered by such registration statement have been sold pursuant thereto, keep such registration statement continuously effective and current and from time to time amend or supplement the registration statement and the prospectus in connection therewith to the extent necessary to permit the completion within said period in compliance with the Securities Act and the rules and regulations adopted thereunder of the sale or distribution of the Shares with respect to which such registration statement shall have become effective in accordance with the intended method or methods of disposition by the Holder. If at any time the Commission should institute or threaten to institute any proceedings for the purpose of issuing, or should issue, a stop order suspending the effectiveness of any such registration statement, the Company will promptly notify the Holder and will use its commercially reasonable efforts to prevent the issuance of any such stop-order or to obtain the withdrawal thereof as soon as practicable. The Company will advise the Holder promptly of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of the Shares for sale in any jurisdiction;

          (c) furnish to each Holder such numbers of copies of the prospectus, including a preliminary prospectus or any amendment or supplement to any prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such Holder may reasonably request in order to facilitate the public sale or other disposition of the securities owned by such Holder and the Company consents to the use of such materials by the Holder;

          (d) use diligent efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each Holder shall request, and do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the public sale or other disposition in such jurisdictions of the securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

          (e) use diligent efforts to list such securities on any securities exchange on which any securities of the Company is then listed, if the listing of such securities is then permitted under the rules of such exchange;

          (f) enter into and perform its obligations under an underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering;

          (g) notify each Holder of Shares covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

          (h) furnish, at the request of any Holder on the date the Shares are delivered to the underwriters for sale pursuant to such registration or, if such Shares are not being sold through underwriters, on the date the unlegended Shares are delivered to the Holders, (i) an opinion, dated such date, of the counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as the Holder of such Shares may reasonably request and are customarily included in such an opinion and (ii) letters, dated, respectively, (A) the effective date of the registration statement and (B) the date the Shares are delivered to the underwriters, or to the Holders, as the case may be, for sale pursuant to such registration, from a firm of independent certified public accountants of recognized standing selected by the Company, addressed to the underwriters, if any, and to the Holder making such request, covering such financial, statistical and accounting matters with respect to the registration in respect of which such letters are being given as the Holder of such Shares may reasonably request and are customarily included in such letters; and

          (i) take such other actions as shall be reasonably requested by any Holder to facilitate the registration and sale of the Shares; provided, however, that the Company shall not be obligated to take any actions not specifically required elsewhere herein which in the aggregate would cost in excess of $5,000.

          3. Expenses. All expenses incurred in any registration of the Holders' Shares under this Agreement shall be paid by the Company, including, without limitation, printing expenses, fees and disbursements of counsel for the Company, expenses of any audits to which the Company shall agree or which shall be necessary to comply with governmental requirements in connection with any such registration; provided, however, the Company shall not be liable for (a) any discounts or commissions to any underwriter; (b) any stock transfer taxes incurred with respect to Shares sold in the offering; or (c) the fees and expenses of counsel for any Holder.

          4. Indemnification. In the event any Shares are included in a registration statement pursuant to this Agreement:

          (a) Company Indemnity. The Company shall indemnify and hold harmless each Holder, the affiliates, officers, directors and partners of each Holder, any underwriter (as defined in the Securities Act) for such Holder, and each person, if any, who controls such Holder or underwriter (within the meaning of the Securities Act or the Securities Exchange Act of 1934 (the "Exchange Act"), against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statements including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act or the Exchange Act, or (iv) any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, and the Company shall reimburse each such Holder, affiliate, officer or director or partner, underwriter or controlling person for any legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable to any Holder in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder or any other officer, director or controlling person thereof.

          (b) Holder Indemnity. Each Holder shall indemnify and hold harmless the Company, its affiliates, its counsel, officers, directors, shareholders and representatives, any underwriter (as defined in the Securities Act) and each person, if any, who controls the Company or the underwriter (within the meaning of the Securities Act or the Exchange Act), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or any state securities law, and each Holder shall reimburse the Company, its affiliates, its counsel, officers, directors, shareholders and representatives, any underwriter (as defined in the Securities
Act) and each person, if any, who controls the Company or the underwriter (within the meaning of the Securities Act or the Exchange Act), for any legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; insofar as such losses, claims, damages or liabilities (or actions and respect thereof) arise out of or are based upon any statements or information provided by such Holder to the Company in writing concerning the Holder and its Shares in connection with the offer or sale of Shares.

          (c) Notice, Right to Defend. Promptly after receipt by an indemnified party under this Section 4 of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 4, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and if the indemnifying party agrees in writing that it will be responsible for any costs, expenses, judgments, damages and losses incurred by the indemnified party with respect to such claim, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if the indemnified party reasonably believes that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Agreement only if and to the extent that such failure is prejudicial to its ability to defend such action, and the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Agreement.

          (d) Contribution. If the indemnification provided for in this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder shall be obligated to contribute pursuant to the Agreement shall be limited to an amount equal to the proceeds to such Holder of the Shares sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Shares).

          (e) Survival of Indemnity. The indemnification provided by this Agreement shall be a continuing right to indemnification and shall survive the registration and sale of any Shares by any person entitled to indemnification hereunder and the expiration or termination of this Agreement.

          5. Assignment of Registration Rights. The rights of the Holders under this Agreement, including the rights to cause the Company to register Shares, may not be assigned without the prior written consent of the Company, which consent may not be unreasonably withheld.

          6. Notices. (a) All communications under this Agreement shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or telecopied with confirmation of receipt or delivered by hand or by overnight delivery service.

          (b) Any notice so addressed, when mailed by registered or certified mail shall be deemed to be given three days after so mailed, when telecopied shall be deemed to be given when transmitted, or when delivered by hand or overnight shall be deemed to be given when delivered.

          7. Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and each of the Holders.

          8. Amendment and Waiver. This Agreement may be amended, and the observance of any term of this Agreement may be waived, but only with the written consent of the Company and the Holders representing a majority of the Shares; provided, however, that no such amendment or waiver shall take away any registration right of any Holder of Shares or reduce the amount of reimbursable costs to any Holder of Shares in connection with any registration hereunder without the consent of such Holder; further provided, however, that without the consent of any other Holder of Shares, any Holder may from time to time enter into one or more agreements amending, modifying or waiving the provisions of this Agreement if such action does not adversely affect the rights or interest of any other Holder of Shares. No delay on the part of any party in the exercise of any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by any party of any right, power or remedy preclude any other or further exercise thereof, or the exercise of any other right, power or remedy.

          9. Counterparts. One or more counterparts of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and same instrument.

          10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the undersigned hereby consents to the jurisdiction of the courts of the State of New York and/or the United States District Court for the Southern District of New York.

          11. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

          12. Headings. The headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.



                  WILLIAM GREENBERG JR. DESSERTS & CAFES, INC.

                  REGISTRATION RIGHTS AGREEMENT SIGNATURE PAGE


     IN WITNESS HEREOF, the undersigned have executed this Registration Rights Agreement as of the 23rd day of January, 1997.


                                    WILLIAM GREENBERG JR. DESSERTS & CAFES, INC.


                                    By: /s/ Stephen Fass, President
                                        ___________________________________
                                        Stephen Fass, President


                                        /s/ Philip Grabow
                                        ___________________________________
                                        Philip Grabow